Filed Pursuant to Rule 424(b)(3)
File No. 333-164374

PROSPECTUS

VIKING SYSTEMS, INC.
OFFERING UP TO 15,000,000 COMMON SHARES

This prospectus relates to the offer and resale of up to 15,000,000 shares of our common stock, par value $0.001 per share, by the selling stockholder, Dutchess Opportunity Fund, II, which Dutchess has agreed to purchase pursuant to the investment agreement we entered into with Dutchess on January 5, 2010.  Subject to the terms and conditions of the investment agreement, which we refer to in this prospectus as the “Investment Agreement,” we have the right to “put,” or sell, up to $5.0 million in shares of our common stock to Dutchess.  This arrangement is sometimes referred to as an “Equity Line.”

We will not receive any proceeds from the resale of these shares of common stock offered by Dutchess.  We will, however, receive proceeds from the sale of shares to Dutchess pursuant to the Equity Line.  When we put an amount of shares to Dutchess, the per share purchase price that Dutchess will pay to us in respect of such put will be determined in accordance with a formula set forth in the Investment Agreement.  Generally, in respect of each put, Dutchess will pay us a per share purchase price equal to 96% of the volume weighted average price, or “VWAP,” of our common stock during the five consecutive trading day period beginning on the trading day immediately following the date Dutchess receives our put notice.

Dutchess may sell the shares of common stock from time to time at the prevailing market price on the Over-the-Counter Bulletin Board, or OTCBB, or on an exchange if our shares of common stock become listed for trading on such an exchange, or in negotiated transactions.  Dutchess is an “underwriter” within the meaning of the Securities Act of 1933, as amended, in connection with the resale of our common stock under the Equity Line.

Our common stock is quoted on the OTCBB under the symbol “VKNG.OB”. The last reported sale price of our common stock on the OTCBB on February 26, 2010 was $0.17 per share.

________________

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD PURCHASE
SECURITIES ONLY IF YOU CAN AFFORD A COMPLETE LOSS.

SEE “RISK FACTORS” BEGINNING ON PAGE 2.
________________

We will be responsible for all fees and expenses incurred in connection with the preparation and filing of this registration statement, provided, however, we will not be required to pay any underwriters’ discounts or commissions relating to the securities covered by the registration statement.

You should read this prospectus and any prospectus supplement carefully before you decided to invest.  You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of this document.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

The date of this Prospectus is  March 03, 2010.

TABLE OF CONTENTS

Prospectus Summary	1
The Offering	2
Risk Factors	3
Use of Proceeds	7
Selling Stockholder	7
Plan of Distribution	7
Description of Securities Being Registered	8
Interests of Named Experts and Counsel	9
Statement Regarding Forward Looking Statements	9
Information About the Company	10
Description of Business	10
Description of Property	17
Legal Proceedings	17
Market Price of and Dividends on Common Equity and Related Stockholder Matters	18
Management’s Discussion and Analysis of Financial Condition and Results of Operations	19
Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	22
Quantitative and Qualitative Disclosures About Market Risk	23
Directors, Executive Officers and Corporate Governance	23
Executive Compensation	25
Security Ownership and Certain Beneficial Owners and Management	28
Certain Relationships and Related Transactions, Director Independence	30
Legal Matters	31
Experts	31
Financial Statements	32
Disclosure of Commission Position on Indemnification for Securities Act liabilities	52

i

VIKING SYSTEMS, INC.

PROSPECTUS SUMMARY

The following information is a summary of the prospectus and it does not contain all of the information you should consider before making an investment decision. You should read the entire prospectus carefully, including the financial statements and the notes relating to the financial statements.

ABOUT US

We incorporated under the laws of the State of Nevada in April 2004.  In July 2006, we reincorporated under the laws of the State of Delaware. Our principal executive offices are located at 134 Flanders Road, Westborough, MA 01581.  Our telephone number is (508) 366-3668. Our fiscal year end is December 31. Our website is www.vikingsystems.com. Information contained on our website does not constitute part of this prospectus.

We are a leading worldwide developer, manufacturer and marketer of visualization solutions for complex, minimally-invasive surgery. We partner with medical device companies and healthcare facilities to provide surgeons with proprietary visualization systems enabling minimally-invasive surgical procedures, which reduce patient trauma and recovery time.  We sell our proprietary visualization system, also called our 3Di Vision System, under the Viking brand directly to hospitals and outpatient surgical centers in the United States and outside the United States through our distributor network. We also sell our CardioCam/MiniCam product through these channels.  Our 3Di Vision System is an advanced three dimensional, or 3D, vision system used by surgeons for complex minimally-invasive laparoscopic surgery, with applications in urologic, gynecologic, bariatric, cardiac, neurologic and general surgery. CardioCam is a unique product designed to provide a stable, high resolution video stream of the open field in cardiac surgery or other procedures.  We also manufacture two dimensional, or 2D, digital cameras that are sold to third-party companies who sell to end users through their Original Design Manufacturer, or ODM, programs and Original Equipment Manufacturer, or OEM, programs.  Our technology and know-how center on our core technical competencies in optics, digital imaging, sensors, and image management. Our focus is to deliver advanced visualization solutions to the surgical team, enhancing their capability and performance in complex minimally-invasive surgical procedures.

SUMMARY FINANCIAL DATA

Because this is only a summary of our financial information, it does not contain all of the financial information that may be important to you.  Therefore, you should carefully read all of the information in this prospectus and any prospectus supplement, including the financial statements and their explanatory notes and the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” before making a decision to invest in our common stock.  The information contained in the following summary is derived from our financial statements for the years ended December 31, 2009 and 2008.

	Year ended	Year ended
	12/31/2009	12/31/2008
Sales	$7,218,994	$6,426,996
Cost of sales	5,317,544	5,781,855
Gross profit	1,901,450	645,141

Selling and Marketing	885,064	1,598,753
Research and development	556,336	757,186
General and administrative	1,791,569	2,923,129
Total Operating expenses	3,232,969	5,279,068

Loss from operations	(1,331,519)	(4,633,927)
Other income (expense)	257,200	(1,118,130)
Net loss	$(1,074,319)	$(5,752,057)

THE OFFERING

This prospectus relates to the resale of up to 15,000,000 shares of our common stock by Dutchess Opportunity Fund, II, LP.  Dutchess will acquire our common stock pursuant to the terms and conditions of the Investment Agreement.

The Investment Agreement with Dutchess provides that Dutchess is committed to purchase from us, from time to time, up to $5,000,000 of our common stock over the course of thirty-six months.  We may draw on the facility from time to time, as and when we determine appropriate in accordance with the terms and conditions of the Investment Agreement.  The amount that the we are entitled to Put in any one notice will be equal to either 1) 200% of the average daily volume of the common stock for the 3 trading days prior to the applicable Put notice date, multiplied by the average of the 3 daily closing prices immediately preceding the Put date or 2) $100,000.  When we “put,” or sell, an amount of shares to Dutchess, the per share purchase price that Dutchess will pay to us in respect of such put will be determined in accordance with a formula set forth in the Investment Agreement.  Generally, in respect of each put, Dutchess will pay us a per share purchase price equal to 96% of the volume weighted average price, or VWAP, of our common stock during the five consecutive trading day period beginning on the trading day immediately following our put notice.  The initial number of shares issuable by us and purchasable by Dutchess under the Investment Agreement is 15,000,000 shares.

On February 25, 2010, we executed an Addendum to the Investment Agreement with Dutchess to amend a) the purchase price to equal 96% of the lowest VWAP during the five consecutive trading day period beginning on the trading day immediately following our put notice, and b) the amount we are entitled to Put in any one notice will be any amount up to the higher of 1) 200% of the average daily volume of the common stock for the 3 trading days prior to the applicable Put notice date, multiplied by the average of the 3 daily closing prices immediately preceding the Put date or 2) $100,000.

Common stock outstanding as of February 26, 2010	46,156,765

Securities Offered	Up to 15,000,000 shares of our common stock by Dutchess, the selling stockholder.

Offering Price	To be determined by the prevailing market price for the shares at the time of sale.

Use of Proceeds
We will not receive any proceeds from the sale of the shares by the selling stockholder.  We will, however, receive proceeds from the shares of our common stock that we sell to Dutchess under the Equity Line.  See “Use of Proceeds” section.

Risk Factors
An investment in our common stock involves a high degree of risk.  See “Risk Factors” beginning on page 2 and the other information in this prospectus for a discussion of the factors you should consider before investing in the shares of common stock offered hereby.

Stock Symbol	VKNG.OB

RISK FACTORS

Risks Related to Our Business

The report from our independent auditors includes a going concern explanatory paragraph.

The report from  our independent registered public accounting firm, Squar, Milner, Peterson, Miranda & Williamson, LLP, dated February 22, 2010 includes a going concern explanatory paragraph which states factors relating to our net losses and working capital concerns as discussed in Note 2 to the financial statements raise substantial doubt about our ability to continue as a going concern.  We will need to generate significant additional revenue in order to achieve profitability and we  may require additional financing during 2010.  The going concern explanatory paragraph in the independent auditor’s report emphasizes the uncertainty related to our business as well as the level of risk associated with an investment in our common stock.

We require financing and our inability to raise additional capital on acceptable terms in the future may have a material adverse effect on our business and financial condition.

In January 2010, we entered into an equity line of credit with Dutchess Opportunity Fund II, LP that provides that Dutchess is committed to purchase from us, from time to time, up to $5,000,000 of our common stock over the course of thirty-six months.  We may draw on the facility from time to time, as and when we determine appropriate in accordance with the terms and conditions of the related investment agreement (“Investment Agreement”.) We believe that it is likely that we will need to access our equity line or seek additional financing in order to fund our operations and carry out our business plan for the next twelve months. The overall weakness of the economy and increased financial instability of many borrowers has resulted in a general tightening of capital availability.  Many lending and investing institutions that have traditionally been sources of capital have experienced significant losses and a lack of liquidity. These conditions may adversely impact our ability to raise capital.  There can be no assurance that additional capital will be available on acceptable terms, or at all. Other than our equity line, we do not have any arrangements with any bank or financial institution to provide additional financing, and there can be no assurance that any such arrangement, if required or otherwise sought, would be available on terms deemed to be commercially acceptable and in our best interests. Also, if we raise additional funds by selling equity or equity-based securities, the percentage ownership of our existing stockholders will be reduced and such equity securities may have rights, preferences or privileges senior to those of the holders of our common stock. Any inability to obtain additional cash as needed could have a material adverse effect on our financial position, results of operations and ability to continue operations.

As part of managing our business, we frequently forecast our future cash flow and cash position.  Such projections include assumptions regarding fulfillment of existing orders, receipt and fulfillment of future orders and ultimately the receipt of cash.  These forecasts also include assumptions regarding the timing of payments related to existing and future liabilities and inventory procurement.  If forecasted orders do not materialize or existing orders were cancelled or reduced, this could have a material adverse impact on our projected cash position and our ability to continue our operations.

The recent deterioration of the economy and credit markets may adversely affect our future results of operations.

Our operations and performance depend to some degree on general economic conditions and their impact on our customers’ finances and purchase decisions. As a result of recent economic events, potential customers may elect to defer purchases of capital equipment items, such as the products we manufacture and supply. Additionally, the credit markets and the financial services industry recently experienced a period of upheaval characterized by the bankruptcy, failure, collapse or sale of various financial institutions and an unprecedented level of intervention from the United States government. While the ultimate outcome of these events cannot be predicted, it may have a material adverse effect on our customers’ ability to fund their operations thus adversely impacting their ability to purchase our products or to pay for our products on a timely basis, if at all. These and other economic factors could have a material adverse effect on demand for our products, the collection of payments for our products and on our financial condition and operating results.

We will likely face significant competition which could adversely affect our revenues, results of operations and financial condition.

The market for medical products and services is highly competitive and new offerings and technologies are becoming available regularly. Many of our competitors are substantially larger and more experienced than we are.  In addition, they have longer operating histories and have materially greater financial and other resources than we do.  If we cannot compete in the marketplace, we may have difficulty selling our products and generating revenues. Additionally, competition may drive down the prices of our products, which could adversely affect our cost of goods sold and our profitability, if any. We cannot guarantee that we will compete successfully against our potential competitors.

We depend upon our executive officers and key personnel.

Our performance depends substantially on the performance of our executive officers and other key personnel.  Our future success will depend to a large extent on retaining our employees and our ability to attract, train, retain and motivate sufficient qualified employees to fill vacancies created by attrition or expansion of our operations.  The loss of the services of any of our executive officers or key personnel could have a material adverse effect on our business, revenues, and results of operations or financial condition.

Competition for talented personnel is intense, and we may not be able to continue to attract, train, retain or motivate other highly qualified technical and managerial personnel in the future. In addition, market conditions may require us to pay higher compensation to qualified management and technical personnel than we currently anticipate.  Any inability to attract and retain qualified management and technical personnel in the future could have a material adverse effect on our business, prospects, financial condition, and/or results of operations.

We rely on a small number of customers and cannot be certain they will consistently purchase our products in the future.

Sales to individual customers exceeding 10% of revenues in the year ended December 31, 2009 were to four customers who accounted for 32%, 21%, 20% and 12% of revenues, respectively.  Sales to individual customers exceeding 10% or more of revenues in the year ended December 31, 2008 were to three customers who accounted for 30%, 19% and 11% of revenues, respectively.  No other customer accounted for more than 10% of our revenues during those periods.  In the future, a small number of customers may continue to represent a significant portion of our total revenues in any given period. We cannot be certain that such customers will consistently purchase our products at any particular rate over any subsequent period.  A loss of any of these customers could adversely affect our financial performance.

We are subject to significant domestic and international regulations and may not be able to obtain necessary regulatory clearances to sell our products.

The manufacture and sale of medical devices intended for commercial distribution are subject to extensive governmental regulation.  Our failure to comply with regulatory requirements would jeopardize our ability to market our products.  Noncompliance with applicable requirements can result in failure of the regulatory agency to grant pre-market clearance or approval for devices, withdrawal or suspension of approval, total or partial suspension of production, fines, injunctions, civil penalties, refunds, recall or seizure of products and criminal prosecution. Medical devices are regulated in the United States primarily by the FDA and, to a lesser extent, by state agencies.  Sales of medical device products outside the United States are subject to foreign regulatory requirements that vary from country to country. Generally, medical devices require pre-market clearance or pre-market approval prior to commercial distribution.  A determination that information available on the medical device is not sufficient to grant the needed clearance or approval will delay market introduction of the product.  In addition, material changes or modifications to, and changes in intended use of, medical devices also are subject to FDA review and clearance or approval.  The FDA regulates the research, testing, manufacture, safety, effectiveness, labeling, storage, record keeping, promotion and distribution of medical devices in the United States and the export of unapproved medical devices from the United States to other countries. The time required to obtain approvals required by foreign countries may be longer or shorter than that required for FDA clearance, and requirements for licensing may differ from FDA requirements. The current regulatory environment in Europe for medical devices differs significantly from that in the United States.

We must be able to adapt to rapidly changing technology trends and evolving industry standards or we risk our products becoming obsolete.

The medical device market in which we compete is characterized by intensive development efforts and rapidly advancing technology.  Our future success will depend, in large part, upon our ability to anticipate and keep pace with advancing technology and competing innovations.  We may not be successful in identifying, developing and marketing new products or enhancing our existing products. We believe that a number of large companies, with significantly greater financial, manufacturing, marketing, distribution and technical resources and experience than ours, are focusing on the development of visualization products for minimally invasive surgery.

Our operating results may be adversely affected by the level of reimbursements for surgical procedures using our products.

The level of payments for the surgical procedures, in which our products are involved, either by Medicare or private insurance companies may have a significant impact on future operating results.  We could be adversely affected by changes in payment policies of government or private health care payers, particularly to the extent any such changes affect payment for the procedure in which our products are intended to be used.  It is a continuing trend in United States health care for such payments to be under continual scrutiny and downward pressure.  We believe that reimbursement in the future will be subject to increased restrictions, both in the United States and in foreign markets and that the overall escalating cost of medical products and services has led to and will continue to lead to increased pressures on the health care industry, both foreign and domestic, to reduce the cost of products and services, including products which we offer.

We expect that our products typically will be used by hospitals and surgical centers, which bill various third-party payers, such as governmental programs and private insurance plans, for the health care services provided to their patients.  Third-party payers carefully review and increasingly challenge the prices charged for medical products and services or negotiate a flat rate fee in advance.  Payment rates from private companies also vary depending on the procedure performed, the third-party payer, the insurance plan and other factors.  Medicare compensates hospitals at a predetermined fixed amount for the costs associated with an in-patient hospitalization based on the patient’s discharge diagnosis and compensates physicians at a pre-determined fixed amount based on the procedure performed, regardless of the actual costs incurred by the hospital or physician in furnishing the care and unrelated to the specific devices or systems used in that procedure.  Medicare and other third-party payers are increasingly scrutinizing whether to cover new products and the level of payment for new procedures.  The flat fee reimbursement trend is causing hospitals to control costs strictly in the context of a managed care system in which health care providers contract to provide comprehensive health care for a fixed cost per person. We are unable to predict what changes will be made in the reimbursement methods utilized by such third-party payers.

If we obtain the necessary foreign regulatory registrations or approvals, market acceptance of our products in international markets would be dependent, in part, upon the acceptance by the prevailing health care financing system in each country.  Health care financing systems in international markets vary significantly by country and include both government sponsored health care programs and private insurance.  We cannot assure you that these financing systems will endorse the use of our products.

We may be subject to product liability claims and have limited insurance coverage.

By engaging in the medical devices business, we will face an inherent business risk of exposure to product liability claims in the event that the use of our products results in personal injury or death.  Also, in the event that any of our products proves to be defective, we may be required to recall or redesign such products. We will need to maintain adequate product liability insurance coverage.  If we are able to maintain insurance, of which there can be no assurance, our coverage limits may not be adequate to protect us from any liabilities we might incur in connection with the development, manufacture and sale of our products. Product liability insurance is expensive and in the future may not be available to us on acceptable terms, if at all. A successful product liability claim or series of claims brought against us in excess of our insurance coverage or a product recall would negatively impact our business.

Risks Related to This Offering

We are registering the resale of 15,000,000 shares of common stock which may be issued to Dutchess under the Equity Line.  The resale of such shares by Dutchess could depress the market price of our common stock and you may not be able to sell your investment for what you paid for it.

We are registering the resale of 15,000,000 shares of common stock under the registration statement of which this prospectus forms a part.  We may issue up to that number of shares to Dutchess pursuant to the Equity Line.  The sale of these shares into the public market by Dutchess could depress the market price of our common stock and you may not be able to sell your investment for what you paid for it.

Existing stockholders could experience substantial dilution upon the issuance of common stock pursuant to the Equity Line.

Our Equity Line with Dutchess contemplates our issuance of up to 15,000,000 shares of our common stock to Dutchess, subject to certain restrictions and obligations.  If the terms and conditions of the Equity Line are satisfied, and we choose to exercise our Put rights to the fullest extent permitted and sell 15,000,000 shares of our common stock to Dutchess, our existing stockholders’ ownership will be diluted by such sales.  Consequently, the value of your investment may decrease.

Dutchess will pay less than the then-prevailing market price for our common stock under the Equity Line.

The common stock to be issued to Dutchess pursuant to the Investment Agreement will be purchased at a 4% discount to the lowest volume weighted average price, or VWAP, of our common stock during the five consecutive trading day period beginning on the trading day immediately following the date of delivery of a put notice by us to Dutchess, subject to certain exceptions.  Dutchess has a financial incentive to sell our common stock upon receiving the shares to realize the profit equal to the difference between the discounted price and the market price. If Dutchess sells the shares, the price of our common stock could decrease.

We may not be able to access sufficient funds under the Equity Line when needed.

Our ability to put shares to Dutchess and obtain funds under the Equity Line is limited by the terms and conditions in the Investment Agreement, including restrictions on when we may exercise our put rights, restrictions on the amount we may put to Dutchess at any one time, which is determined in part by the trading volume of our common stock, and a limitation on Dutchess’s obligation to purchase if such purchase would result in Dutchess beneficially owning more than 4.99% of our common stock. Accordingly, the Equity Line may not be available to satisfy all of our funding needs.

Risks Related to Our Common Stock

Investors who purchase shares of our common stock should be aware of the possibility of a total loss of their investment.

An investment in our common stock involves a substantial degree of risk.  Before making an investment decision, you should give careful consideration to the risk factors described in this section in addition to the other information contained in this annual report.  The risk factors described herein, however, may not reflect all of the risks associated with our business or an investment in our common stock.  You should invest in our Company only if you can afford to lose your entire investment.

Our current management holds significant control over our common stock and they may be able to control our Company indefinitely.

Our management has significant control over our voting stock which may make it difficult to complete some corporate transactions without their support and may prevent a change in control.   As of January 31, 2010, our directors and executive officers as a whole beneficially own approximately 14,397,727 shares or  31.7% of our outstanding common stock, and assuming that the warrants and options (exercisable as of 60 days from January 31, 2010) were exercised, may beneficially own approximately 27,688,519 shares or  47.2% of our outstanding common stock.  Certain of our officers and directors disclaim beneficial ownership of certain shares included in the description above. The above-described significant stockholders may have considerable influence over the outcome of all matters submitted to our stockholders for approval, including the election of directors. In addition, this ownership could discourage the acquisition of our common stock by potential investors and could have an anti-takeover effect, possibly depressing the trading price of our common stock.

“Penny stock” rules may make buying or selling our securities difficult, which may make our stock less liquid and make it harder for investors to buy and sell our securities.

Our common stock currently trades on the Over-the-Counter Bulletin Board.  If the market price per share of our common stock is less than $5.00, the shares may be “penny stocks” as defined in the Securities Exchange Act of 1934, as amended, referred to as the Exchange Act.  As a result, an investor may find it more difficult to dispose of or obtain accurate quotations as to the price of these securities.  In addition, “penny stock” rules adopted by the SEC under the Exchange Act subject the sale of these securities to regulations which impose sales practice requirements on broker-dealers.  For example, broker-dealers selling penny stocks must, prior to effecting the transaction, provide their customers with a document that discloses the risks of investing in penny stocks.

Furthermore, if the person purchasing the securities is someone other than an accredited investor or an established customer of the broker-dealer, the broker-dealer must also approve the potential customer’s account by obtaining information concerning the customer’s financial situation, investment experience and investment objectives.  The broker-dealer must also make a determination whether the customer has sufficient knowledge and experience in financial matters to be reasonably expected to be capable of evaluating the risk of transactions in penny stocks. Accordingly, the SEC’s rules may limit the number of potential purchasers of shares of our common stock.  Moreover, various state securities laws impose restrictions on transferring “penny stocks,” and, as a result, investors in our securities may have their ability to sell their securities impaired.

If an active, liquid trading market for our common stock does not develop, you may not be able to sell your shares quickly or at or above the price you paid for it.

Although our common stock currently trades on the Over-the-Counter Bulletin Board, an active and liquid trading market for our common stock has not yet and may not ever develop or be sustained.  You may not be able to sell your shares quickly or at or above the price you paid for our stock if trading in our stock is not active.

We do not expect to pay dividends in the foreseeable future.

We do not anticipate paying cash dividends on our common stock in the foreseeable future. Any payment of cash dividends will depend on our financial condition, results of operations, capital requirements and other factors and will be at the discretion of our board of directors.

USE OF PROCEEDS

We will not receive any proceeds from the resale of our common stock offered by Dutchess.  We will, however, receive proceeds from the sale of our common stock to Dutchess pursuant to the Investment Agreement.  The proceeds from our exercise of the put option pursuant to the Investment Agreement will be used for working capital and general corporate purposes.

SELLING STOCKHOLDER

The information provided in the table and discussions below has been obtained from Dutchess, the selling stockholder.  The selling stockholder may have sold, transferred or otherwise disposed of, or may sell, transfer or otherwise dispose of, at any time or from time to time since the date on which it provided the information regarding the shares, all or a portion of the shares of common stock beneficially owned in transactions exempt from the registration requirements of the Securities Act.  As used in this prospectus, “selling stockholder” includes the person or persons listed in the table below, and the donees, pledgees, transferees or other successors-in-interest selling shares received from the named selling stockholder as a gift, pledge, distribution or other transfer.

Beneficial ownership is determined in accordance with Rule 13d-3(d) promulgated by the Commission under the Securities Exchange Act of 1934. Unless otherwise noted, each person or group identified possesses sole voting and investment power with respect to the shares, subject to community property laws where applicable.

Name of Selling Security Holder	Ownership Before Offering	Percentage Before Offering	Number of Shares to be Sold under this Prospectus	Number of Shares Owned After Offering(1)	Percentage Owned After Offering(1)
Dutchess Opportunity Fund, II, L.P. (2)	0	0	15,000,000 (3)	0	0

 ____________

*	Percentage of shares owned after the offering does not exceed one percent.

(1)	These numbers assume the selling stockholder sells all of its shares being offered pursuant to this prospectus.

(2)
Dutchess is a Delaware limited partnership controlled by Dutchess Capital Management, II, LLC.  Michael Novielli and Douglas H. Leighton are directors of Dutchess Capital Management, II, LLC with voting and investment power over the shares.

(3)	Represents the maximum number of shares issuable by us and purchasable by Dutchess under the Investment Agreement, all of which are being offered by the selling stockholder under this prospectus.

  PLAN OF DISTRIBUTION

The purpose of this prospectus is to permit the selling stockholder to offer and resell up to an aggregate of 15,000,000 shares of our common stock at such times and at such places as they choose.  In this section of the prospectus, the term “selling stockholder” includes the partners,  pledgees, donees, transferees or other successors-in-interest of the selling stockholder, which may sell shares received after the date of this prospectus from the selling stockholder as a pledge, gift, partnership or similar distribution or other non-sale related transfer. To the extent required, we may amend and supplement this prospectus from time to time to describe a specific plan of distribution. The decision to sell any shares offered pursuant to this prospectus is within the sole discretion of the selling stockholder.

The distribution of the common stock by the selling stockholder may be effected from time to time in one or more transactions.  Any of the common stock may be offered for sale, from time to time, by the selling stockholder at prices and on terms then obtainable, at fixed prices, at prices then prevailing at the time of sale, at prices related to such prevailing prices, or in negotiated transactions at negotiated prices or otherwise. The common stock may be sold by one or more of the following methods:

•
on the OTC Bulletin Board or any other national common stock exchange or automated quotation system on which our common stock is traded, which may involve transactions solely between a broker-dealer and its customers which are not traded across an open market and block trades;

•	through one or more dealers or agents (which may include one or more underwriters), including, but not limited to

o	block trades in which the broker or dealer as principal and resale by such broker or dealer for its account pursuant to this prospectus;

o	purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this prospectus;

o	ordinary brokerage transactions;

o	transactions in which the broker solicits purchasers;

•	directly to one or more purchasers;

•	combination of these methods.

Dutchess and any broker-dealers who act in connection with the sale of its shares are “underwriters” within the meaning of the Securities Act, and any discounts, concessions or commissions received by them and profit on any resale of the shares as principal may be deemed to be underwriting discounts, concessions and commissions under the Securities Act. Because the selling stockholder is an “underwriter” within the meaning of the Securities Act, it will be subject to the prospectus delivery requirements of the Securities Act, including Rule 172 thereunder.

The selling stockholder or its underwriters, dealers or agents may sell the common stock to or through underwriters, dealers or agents, and such underwriters, dealers or agents may receive compensation in the form of discounts or concessions allowed or reallowed.  Underwriters, dealers, brokers or other agents engaged by the selling stockholder may arrange for other such persons to participate.  Any fixed public offering price and any discounts and concessions may be changed from time to time.  Underwriters, dealers and agents who participate in the distribution of the common stock may be deemed to be underwriters within the meaning of the Securities Act, and any discounts or commissions received by them or any profit on the resale of shares by them may be deemed to be underwriting discounts and commissions thereunder.  The proposed amounts of the common stock, if any, to be purchased by underwriters and the compensation, if any, of underwriters, dealers or agents will be set forth in a prospectus supplement.

Unless granted an exemption by the SEC from Regulation M under the Exchange Act, or unless otherwise permitted under Regulation M, the selling stockholder will not engage in any stabilization activity in connection with our common stock, will furnish each broker or dealer engaged by the selling stockholder and each other participating broker or dealer the number of copies of this prospectus required by such broker or dealer, and will not bid for or purchase any common stock of our or attempt to induce any person to purchase any of the common stock other than as permitted under the Exchange Act.

We will not receive any proceeds from the sale of these shares of common stock offered by the selling stockholder. We shall use our reasonable efforts to prepare and file with the SEC such amendments and supplements to the registration statement and this prospectus as may be necessary to keep such registration statement effective and to comply with the provisions of the Securities Act with respect to the disposition of the common stock covered by the registration statement for the period required to effect the distribution of such common stock.

We are paying certain expenses incidental to the offering and sale of the common stock to the public, which are estimated to be approximately $30,000.  If we are required to update this prospectus during such period, we may incur additional expenses in excess of the amount estimated above.

In order to comply with certain state securities laws, if applicable, the common stock will be sold in such jurisdictions only through registered or licensed brokers or dealers. In certain states the shares of common stock may not be sold unless they have been registered or qualify for sale in such state or an exemption from registration or qualification is available and is complied with.

DESCRIPTION OF SECURITIES TO BE REGISTERED

The following description of our capital stock and provisions of our Certificate of Incorporation, as amended, and Bylaws is only a summary. You should also refer to our Certificate of Incorporation, as amended, a copy of which is incorporated by reference as an exhibit to the registration statement of which this prospectus is a part, and our Bylaws, a copy of which is incorporated by reference as an exhibit to the registration statement of which this prospectus is a part.

Common Stock

We are authorized to issue up to a total of 400,000,000 shares of common stock, $0.001 par value per share. Each holder of common stock is entitled to one vote for each share of common stock held on all matters submitted to a vote of stockholders. We have not provided for cumulative voting for the election of directors in our Certificate of Incorporation, as amended. This means that the holders of a majority of the shares voted can elect all of the directors then standing for election. Subject to preferences that may apply to shares of preferred stock outstanding at the time, the holders of outstanding shares of our common stock are entitled to receive dividends out of assets legally available at the times and in the amounts that our board of directors may determine from time to time.

Holders of common stock have no preemptive subscription, redemption or conversion rights or other subscription rights. Upon our liquidation, dissolution or winding-up, the holders of common stock are entitled to share in all assets remaining after payment of all liabilities and the liquidation preferences of any outstanding preferred stock. Each outstanding share of common stock is, and all shares of common stock to be issued in this offering, when they are paid for will be, fully paid and non-assessable.

INTERESTS OF NAMED EXPERTS AND COUNSEL

No expert or counsel named in this prospectus as having prepared or certified any part of this prospectus or having given an opinion upon the validity of the securities being registered or upon other legal matters in connection with the registration or offering of the common stock was employed for such purpose on a contingency basis, or had, or is to receive, in connection with this offering, a substantial interest, direct or indirect, in us or any of our parents or subsidiaries, nor was any such person connected with us or any of our parents or subsidiaries as a promoter, managing or principal underwriter, voting trustee, director, officer, or employee.

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS

Some of the statements contained or incorporated by reference in this prospectus are “forward-looking statements” and we intend that such forward-looking statements be subject to the safe harbors thereby.  These statements are based on the current expectations, forecasts, and assumptions of our management and are subject to various risks and uncertainties that could cause our actual results to differ materially from those expressed or implied by the forward-looking statements.  Forward-looking statements are sometimes identified by language such as “believe,” “may,” “could,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “appear,” “future,” “likely,” “probably,” “suggest,” “goal,” “potential” and similar expressions and may also include references to plans, strategies, objectives, and anticipated future performance as well as other statements that are not strictly historical in nature. The risks, uncertainties, and other factors that could cause our actual results to differ materially from those expressed or implied in this prospectus include, but are not limited to, those noted under the caption “Risk Factors” beginning on page 2 of this prospectus. Readers should carefully review this information as well as the risks and other uncertainties described in other filings we may make after the date of this prospectus with the Securities and Exchange Commission.

Readers are cautioned not to place undue reliance on forward-looking statements.  They reflect opinions, assumptions, and estimates only as of the date they were made, and we undertake no obligation to publicly update or revise any forward-looking statements in this prospectus, whether as a result of new information, future events or circumstances, or otherwise.

INFORMATION ABOUT THE COMPANY

DESCRIPTION OF BUSINESS

General

We are a leading worldwide developer, manufacturer and marketer of visualization solutions for complex, minimally-invasive surgery.  We partner with medical device companies and healthcare facilities to provide surgeons with proprietary visualization systems enabling minimally-invasive surgical procedures, which reduce patient trauma and recovery time.

We sell our proprietary visualization system, also called our 3Di Vision System, under the Viking brand directly to hospitals and outpatient surgical centers in the United States and outside the United States through our distributor network.  We also sell our CardioCam/MiniCam product through these channels.  Our 3Di Vision System is an advanced three dimensional, or 3D, vision system used by surgeons for complex minimally-invasive laparoscopic surgery, with applications in urologic, gynecologic, bariatric, cardiac, neurologic and general surgery.  CardioCam is a unique product designed to provide a stable, high resolution video stream of the open field in cardiac surgery or other procedures.

We also manufacture two dimensional, or 2D, digital cameras that are sold to third-party companies who sell to end users through their Original Design Manufacturer, or ODM, programs and Original Equipment Manufacturer, or OEM, programs.

Our technology and know-how center on our core technical competencies in optics, digital imaging, sensors, and image management. Our focus is to deliver advanced visualization solutions to the surgical team, enhancing their capability and performance in complex minimally-invasive surgical procedures.

As of December 31, 2008, we believe more than 100 of our proprietary visualization systems were in service worldwide.  Moreover, we have sold more than 1,300 2D digital cameras to ODM/OEM partners, including Boston Scientific Corporation and Medtronic, Inc.   Our ODM products are jointly designed with our partners to meet their exact specifications for their particular market.

HISTORY

We commenced our current business operations in April 2004, when we acquired a proprietary 2D and 3D surgical visualization business, or the Visualization Assets, and a digital platform for surgical information delivery, called Infomatix™, from Vista Medical Technologies, Inc.

Effective July 25, 2006, we changed our domicile from the State of Nevada to the State of Delaware by way of a reincorporation merger. Our Certificate of Incorporation, as amended, and Bylaws as a Delaware corporation are similar to the Articles of Incorporation and Bylaws we had as a Nevada Corporation.

Since the acquisition of the assets from Vista in 2004, we have taken many actions to commercialize the technology, including the following:

•	Completed the development of the 3Di System, which was launched at the American College of Surgeons Clinical Congress in October 2004;

•	Rebranded the visualization technology product developed from the Visualization Assets:

•	Established an international, independent distribution network for the 3Di systems;

•
Demonstrated the clinical acceptance of the 3Di System in hundreds of urology, gynecology, and general surgery procedures, including many complex minimally invasive surgical procedures, such as laparoscopic radical prostatectomy, laparoscopic bariatric surgery, laparoscopic pyeloplasty, laparoscopic pelvic floor reconstruction and laparoscopic hysterectomy;

•
In 2006, we demonstrated the effective use of the 3Di system with integrated images from compatible surgical devices, including real-time ultrasound, fluoroscopy, surgical navigation, ablation, immunoscintography and other diagnostic information;

•	Added significant ODM/OEM partners such as B. Braun and Boston Scientific;

•	Launched a 3D display product configuration compatible with the Intuitive Surgical da Vinci robotic system enabling the tableside assistant the same 3D view as the primary surgeon;

•	Launched a high definition endoscopic video system in December 2007 for the ODM/OEM marketplace; and

•	Launched CardioCam/MiniCam, a 2D, 7 millimeter flexible camera, at the Society of Thoracic Surgeons annual meeting in January 2008.

PRODUCT AND TECHNOLOGY OVERVIEW

Our two primary product lines are the 3Di Systems sold direct in the United States and through our distributor network outside of the United States to hospitals and out-patient surgical centers and a line of 2D digital cameras and components sold to our ODM/OEM partners.

Viking 3Di Vision System

Successful surgeries and positive patient outcomes depend on the surgical team having both the correct surgical skills and the most conducive surgical environment. Our 3Di System is designed to deliver three key benefits that aid in creating the environment a surgical team needs for success:

•	Depth Perception – Natural 3D vision is presented using advanced stereo optics with high-resolution to provide three dimensional depth perception;

•
Ergonomics – The Personal Head Display, or PHD, provides the surgical team with freedom of movement and natural line of sight, freeing them from the uncomfortable posture required to constantly view a remotely-positioned monitor.  These ergonomic features reduce fatigue and help to optimize surgical performance; and

•
Infomatix™ - Information that we believe can be delivered through the proprietary Infomatix™ capabilities that enable on-demand presentation of critical information directly to the surgical team’s field of view through voice activated technology. Due to our limited resources, we have put the development of Informatix on hold, and we can provide no assurance as to when, or if, Informatix will be completed.

There are five key technology components that make up our current 3Di System:

•
Camera – Our 3Di digital camera incorporates dual 3-Chip charge-coupled devices, or CCDs, into a lightweight and ergonomic camera head featuring two convenient accessory control buttons. The camera utilizes a proprietary optical system allowing 360° scope rotation while maintaining proper image orientation, which delivers a high resolution image to each eye as viewed through the PHD. This results in clear 3D vision of the most critical anatomical structures. The 3-Chip, red, green and blue, stereo camera system is made up of two components including a camera control unit and a camera head.

•
Endosite Controller – The Endosite controller is the data hub of the 3Di System. With the capability to support up to two video sources, stereo or mono, the Endosite converts any video signal to a digital XGA format and delivers real-time clinical images to the surgical team wearing PHDs. A user-independent voice controlled module on the surgeon’s PHD directs our Infomatix™ technology, which we anticipate will provide integrated information capabilities, including on-demand presentation of critical images and clinical data to the surgical team’s visual field. This capability is extended to the control of the 3Di Video Recorder for the capture of both image and video records of the surgery for insurance, training and patient medical records.

•
Personal Head Display – The PHD is a comfortable and lightweight 3D personal monitor that serves to improve operating room ergonomics and provide stereo visualization. The technological advances of the liquid crystal displays, or LCDs, are analogous to 3-Chip camera technology. The three-panel PHD allows true 3D visualization by employing three individual LCDs for each eye to display red, green and blue, resulting in vast improvements in image contrast and brightness with superior color reproduction.

•
Illumination – Our 300-watt Xenon light source provides brilliant light to any minimally-invasive procedure providing uncompromising illumination for proper tissue distinction. Additional features include extended-use lamp life of 500 hours, an easy access lamp module and built-in safety features.

•
StereoScopes – StereoScopes in the 3Di System provide the advantage of a proprietary optical path to transfer optimal image resolution and illumination. Available in 10mm diameter, 0° and 30° angle of view configurations, StereoScopes deliver a wide angle, fixed focal length scope to fit a large range of procedures.

Visualization Solutions for OEM Customers

We also supply 2D digital cameras and components for several procedure-specific medical device manufacturers such as Medtronic, Boston Scientific, B. Braun Medical, Inc., Biomet, Inc. and Richard Wolf Medical Instruments Corporation.  As the procedural business of our customers continues to shift to minimally-invasive techniques, we intend to introduce new products, services and capabilities to respond to this important business segment. We are committed to the growth of our OEM business and believe our engineering capabilities and advanced technologies make us an ideal partner of choice for companies operating in this sector.

BUSINESS AND MARKET OPPORTUNITY

FDA-Cleared, Advanced and Affordable 3D Surgical Visualization Technology.

We believe our technology is at the forefront of advanced 3D visualization solutions for complex minimally-invasive surgeries. As minimally-invasive surgeries gain popularity with both physicians and patients due to improved outcomes, faster recovery times and lower post-operative care costs, surgeons seek tools and techniques that make procedures faster and easier. We believe that there are currently no comparable, FDA-cleared, 3D visualization systems on the market at our price points.

Significant Clinical and Workflow Benefits Associated with Improved Surgical Visualization.

Our 3Di System provides the surgical team significant clinical and workflow benefits not currently available from 2D visualization systems. Our solution provides the benefits of natural 3D vision by providing depth perception cues and a sense of spatial relativity. The image is not a computer model or digital rendering; it is stereoscopic vision that closely approximates the surgeon’s visual acuity in open surgery. This is particularly important in complex and lengthy minimally-invasive procedures that require safe and precise navigation of a patient’s anatomy. In addition, the PHD provides a field of view that is more immersive than traditional two dimensional views and is in alignment with the surgeon’s orientation to his or her instruments. The ergonomic benefits help to reduce surgeon fatigue and strain associated with traditional 2D systems that require a physician to constantly view a remotely positioned monitor and compromise his or her posture.

InfomatixTM is also a proprietary future platform for the 3Di System which, when completed, we anticipate will provide the surgical team with additional information to enhance its ability to perform. We anticipate information will be available on command through a voice-activated technology that will enable viewing of secondary video and existing diagnostic information without leaving the patient. We anticipate that, upon completion, the system will be able to be configured to access clinical images from pre-surgical files and secondary video in a picture-in-picture format.  Due to our limited resources, we have put the development of Informatix on hold, and we can provide no assurance as to when, or if, Informatix will be completed.

Practical Benefits of our 3Di System Expand Market Opportunities in an Environment that Places a Premium on Innovative Technologies.

We believe that the clinical benefits and potential applications of 3D visualization technology provide us with attractive market opportunities. The 3Di System combines the visual benefits of an open procedure with the clinical outcomes associated with minimally-invasive surgery and enables more complicated surgical procedures to be performed using less invasive techniques. It expands the market or procedures available for use by these systems. Moreover, in addition to our current procedural focus, there are several other procedural specialties that offer significant expansion opportunities for the technology. The expansion segments include:

•	Functional Endoscopic Sinus Surgery;
•	Cardiothoracic surgery;
•	Neuro Endoscopy;
•	Pediatric Endoscopy; and
•	Minimally invasive spine surgery.

CardioCam/MiniCam Provides Product for Cardiac Market

The CardioCam/MiniCam is a unique product targeted primarily for the cardiac market.  It is designed to provide a stable, high resolution video stream of the open field in cardiac surgery or other procedures. As incisions in cardiac surgery become smaller and smaller, it is increasingly difficult for cardiac surgeons to document procedures by conventional means including head-mounted or overhead cameras. The CardioCam/Minicam is designed to be positioned unobtrusively in the sterile field to capture the entire procedure for archiving or for displaying in the operating suite, where it is accessible to the entire team.

ODM/OEM Business Provides Recurring Revenues

The ODM/OEM business has provided us with a recurring source of revenue and has been a source of growth. We are the strategic visualization supplier and partner for several leading procedure-specific medical device manufacturers such as B. Braun, Richard Wolf, Boston Scientific, Medtronic and Biomet, Inc. We have sold over four thousand 2D digital cameras, accessories and unique visualization solutions to our ODM/OEM partners, and in 2007 and 2008 ODM/OEM sales accounted for approximately $5,235,000 and $5,137,000 in revenue, respectively.  For the nine months ended September 30, 2009, such sales were approximately $4,394,000.

MARKET OPPORTUNITY

We believe the primary market for our products is complex, minimally-invasive surgery, or MIS, that relies heavily on the use of endoscopic instruments, enabling instrumentation and visualization technologies. We believe that the key growth drivers in MIS include the following:

•	Improved patient outcomes;
•	Economic benefits associated with shorter hospital stays;
•	Proactive and informed patients will continue to seek out minimally invasive surgeries;
•	Patients will make restorative health care choices to maintain a healthy lifestyle; and
•	With improved technologies, especially articulating instruments and downsized instruments, more procedures will continue to be adapted to MIS techniques.

We believe that the clinical benefits and broad potential application of 3D visualization technology provide us with an attractive, potentially high growth market. The 3Di System combines the visual benefits with the opportunity for rapid recovery associated with minimally-invasive techniques. The technology itself is believed to be a driver of expanding procedural applications.

MARKET SEGMENTATION, COMPETITION AND PRODUCT POSITIONING OF 3Di SYSTEM

Although competition exists for aspects of our visualization product line, we believe that no single company offers a complete and independent 3D visualization and information solution specifically directed at complex minimally-invasive procedures. In addition, we are not aware of any other true 3D PHD that has been cleared for marketing in surgical applications by the FDA.

We believe our competition comes from 2D vision systems where the prices per system range from $20,000 to $80,000 and represent the low or standard end of the market. The worldwide medical market for standard 2D vision systems is approximately thirty thousand units per year.  Karl Storz GmbH, Stryker Corporation, Olympus, Inc., Conmed Corporation, Richard Wolf  and Smith & Nephew PLC are key competitors supplying 2D units.

A separate high end segment of the visualization technology market is fully immersive 3D-vision-enabled robotics, in particular Intuitive Surgical’s daVinci System, which generally sells for up to $1,500,000 per system and requires disposables that cost the hospital up to an estimated $1,500 to $3,000 per procedure.  We do not compete in this segment. Although the robotic technologies provided by companies such as Intuitive Surgical, Inc., with its proprietary da Vinci system, incorporate 3D vision capabilities into their systems, our products are not in direct competition with these products. Rather, our strategy is to offer standalone 3D vision capability at a base price of $100,000 to $150,000.

Our 3Di solution provides a higher level of technical sophistication than 2D for MIS procedures, without the high cost and technical complexity of a robotic solution. Assuming 5% of global unit placements, or approximately 1,400 systems per year,we estimate the annual market opportunity for our 3D technology to be  approximately $100 million.

Our 3Di System is positioned against other 2D systems with the added benefits of depth perception, ergonomics and, eventually, Infomatix™. In hospital accounts that have purchased a robotic daVinci system, we market the 3Di System as a complementary product by positioning it as an innovative and affordable improvement for operating technique and patient care.

OEM MARKET DEVELOPMENT

We anticipate the trend of converting open surgical procedures to minimally-invasive techniques will continue to grow at a double digit rate for the foreseeable future. The common element of minimally-invasive techniques is that the surgeon must rely on a means other than direct visualization to operate effectively. We believe we are uniquely positioned to provide a broad range of direct visualization solutions to the OEM marketplace. We believe we will be able to leverage our long-standing customer relationships and build our customer list by adding stable, brand name companies as well as emerging companies developing novel techniques to our customer list further enabling the conversion to minimally-invasive techniques with all types of visualization solutions.

SALES AND MARKETING

Our global sales and marketing effort is designed to drive adoption and to develop a premium Viking branded image for our products. We focus on implementing a multi-tiered sales initiative, developing the market segments of interest and building relationships with key opinion leaders and academic centers.

In the fourth quarter of 2007, we changed our sales approach  to stay within our financial resources.  We eliminated most of our direct sales force in the United States to conserve cash.  In the United States, we primarily sell directly through our Westborough, Massachusetts location under the direction of a long-service senior sales executive and support staff.  This group develops customer contacts, demonstrates equipment and follows up on sales made to assure customer satisfaction.  These efforts are supported by technical resources from our Westborough, MA headquarters manufacturing facility.

Outside the United States, we have agreements with distributors in Europe, Asia, the Middle East, Australia and Canada.  These sales are supported by a senior sales executive based in the United States, a clinical specialist located in the United Kingdom, and our Westborough, MA personnel.

Although these activities have been significantly scaled down since 2007, our marketing strategy includes exposure through trade shows, encouraging clinical studies and publications, and working with prominent academic healthcare institutions on new product development opportunities. Our marketing objective is to create premium brand recognition for our solutions, which we believe will support growth of 3Di system placements.

To date, we have experienced the most success in the specialty segments of urology, bariatrics and laparoscopic gynecology. Using urology as an example, we believe that the adoption drivers are compelling for a number of reasons, including the following:

•
Minimally-invasive urological procedures are complex and, as demonstrated by the adoption of surgical robotic systems, urological surgeons require 3D depth perception to more safely and precisely navigate the anatomy of a patient;

•	Urological surgeons are influential in purchasing decisions;
•	The 3Di System provides a much lower cost alternative to hospital administration and is a more flexible alternative to a robot; and
•	Procedures in urology are well defined and we believe we can address the visualization requirements for most urological procedures.

OPERATIONS

We manage our product development, production and engineering functions in our Westborough, Massachusetts headquarters facility by John “Jed” Kennedy, CEO and President, who oversees a staff of 21 full-time employees and several consultants. These personnel provide us with production capability, product development, quality assurance, regulatory affairs management and technical sales support.

Production processes that are conducted at our Westborough facility include final assembly, test and integration services of surgical video systems. Equipment used in the production and engineering process consists of benches, custom fixtures, test equipment and hand tools. We outsource all fabrication operations. There is currently floor space capacity to build and ship planned OEM shipments, as well a build over 200 3Di systems per year. Additional skilled labor is readily available in the local market as production volume increases.

We utilize sole source component technology from Matsushita Electric Industrial Co., Ltd. (Panasonic), Toshiba Teli Corporation, Ltd. and Creative Display Systems, LLC. We maintain a good relationship with all three suppliers and it has been their policy to notify us well in advance of the end of life of a particular component so that we are able to make the necessary final orders and/or design modifications to support the replacement technology.

All development projects are performed in compliance with FDA guidelines and the Medical Device Directive, the regulatory requirements of the European Union for medical devices. Our policies and procedures have been audited and found to be compliant by the regulatory agencies for both the United States and Europe. All products have been tested and approved to safety standards established by the International Electrotechnical Commission, by Intertek ETL, a nationally recognized testing laboratory in the United States.

With the upgrade of our enterprise planning software and information technology infrastructure completed during 2008, we believe the current systems and facilities will accommodate our growth projected for the next several years. Our Westborough facility is ISO 13485 certified and FDA compliant.

PRODUCT DEVELOPMENT

Our product development priorities include supporting the development phase of new OEM customer programs, supporting the clinical expansion process, upgrading and enhancing our core platform products, and developing new products to expand our product line. We are dedicated to providing the highest quality and best video image on the market, in addition to delivering that image in 3D.  During 2009 and 2008 we incurred $556,336 and $$757,186, respectively on research and development related expenses.

The following initiatives are most important to our product development roadmap:

OEM Product Development

For the OEM market, we have developed improved 2D high definition products to enhance image quality.   We have also completed development work under an engineering services contract that has provided approximately $820,000 of revenue through 2009.  It is the parties’ stated intentions that this development agreement will lead to a multi-year supply agreement whereby we manufacture and supply products to the other party.  No assurance can be made that we will enter into a supply agreement as a result of this engineering contract.

In 2007, we developed our first disposable product for a startup company that is addressing the atrial fibrillation market. The first production orders were received and filled in 2008.

In 2008, we launched our CardioCam/MiniCam product for video streaming of the open field in cardiac surgery and other procedures.

“Viking” Brand Product Development:

We will focus on enhancing and optimizing the 3Di system and the CardioCam system already in the market.  We also are continuing to evaluate the technologies available and refine the pathway for our next generation system.  While we improve visualization, we intend also to explore providing a complete advanced minimally invasive surgical solution rather than a visualization only system.

Infomatix™:

We have put on hold the development of the next generation of Infomatix™ which will enable the system to not only display live imagery from video sources but will also include the ability to interface effectively with image guidance, various forms of patient monitoring equipment and allow the surgeon to view pre-staged surgical images intraoperatively. This effort will also include expanded digital video and image recording capability and interfaces to hospital administration systems moving to electronic medical records. We intend to revisit this project when resources permit.

INTELLECTUAL PROPERTY

Our technology base was built through internal research and development and by license and acquisition. We hold fourteen patents and non-exclusive license rights to four U.S. patents and four international patents.

On August 5, 2008, we licensed our patent portfolio to Intuitive Surgical, Inc. pursuant to an exclusive License Agreement.  The License Agreement provides Intuitive Surgical with perpetual, exclusive rights to use all of our current patents in the medical robotics field, as defined in the License Agreement.  We maintained the right to sell non-stereoscopic products and our current stereoscopic products that utilize the licensed patents in the medical robotics field.  We received $1 million for the license.

QUALITY ASSURANCE AND REGULATORY AFFAIRS

All of the medical devices we develop are regulated by the FDA in the United States. The nature of the FDA requirements applicable to medical devices depends on their classification by the FDA. Our current products are classified as Class II medical devices. A device classified as a Class II device usually requires, at a minimum, FDA 510(k) clearance. The 3Di System was cleared to be marketed in the United States via 510(k) number K021290 on June 28, 2002.

Our regulatory function is managed by Jed Kennedy and supported by a regulatory affairs consultant with over 15 years of experience in the medical device industry. The consultant also acts as our management representative as required by the Medical Device Directive. Additionally, we have two full-time employees performing quality control functions. Also, to comply with quality requirements, we rely on our suppliers’ quality systems and ISO registrations as well as historical data to support our material acceptance.

We use the following criteria to prioritize and guide the decision making process in our Quality organization:

•	Patient and user safety;

•	Comply with all applicable U.S. and international standards for medical device manufacture;

•	Highest quality product based on the product specification; and

•	On-time delivery.

Our Westborough, MA facility was the subject of a routine surveillance audit by the FDA in February 2003. No adverse findings were noted. To ensure our compliance with ISO standards, “Notified Body” inspections of our facility occur annually.  Our last Notified Body review was in June 2008 and resulted in a recommendation that we maintain our certification.

Governmental Regulation of Medical Devices

The manufacture and sale of medical devices intended for commercial distribution are subject to extensive governmental regulation in the United States.  Medical devices are regulated in the United States primarily by the FDA and, to a lesser extent, by certain state agencies.  Generally, medical devices require pre-market clearance or pre-market approval prior to commercial distribution.  In addition, certain material changes or modifications to, and changes in the intended use of, medical devices also are subject to FDA review and clearance or approval.  The FDA regulates the research, testing, manufacture, safety, effectiveness, labeling, storage, record keeping, promotion and distribution of medical devices in the United States and the export of unapproved medical devices from the United States to other countries.  Non-compliance with applicable requirements can result in failure of the government to grant pre-market clearance or approval for devices, withdrawal or suspension of approval, total or partial suspension of production, fines, injunctions, civil penalties, refunds, recall or seizure of products and criminal prosecution.

Device Classes

In the United States, medical devices are classified into one of three classes, Class I, II or III, on the basis of the controls deemed by the FDA to be necessary to reasonably ensure their safety and effectiveness.  Our current products are classified as Class II devices.

Class I devices are subject to general controls, such as establishment registration and product listing, labeling, adulteration and misbranding provisions and medical device reporting requirements and, unless exempt, to pre-market notification and adherence to “good manufacturing practice” standards.  Class II devices are subject to general controls and special controls, such as performance standards, post-market surveillance, patient registries and FDA guidelines.  Generally, Class III devices are those that must receive pre-market approval by the FDA to ensure their safety and effectiveness.  Examples of Class III products include life-sustaining, life-supporting and implantable or new devices which have not been found to be substantially equivalent to legally marketed devices.  Class III devices ordinarily require clinical testing to ensure safety and effectiveness and FDA clearance prior to marketing and distribution.  The FDA also has the authority to require clinical testing of Class I and Class II devices.  A pre-market approval application must be filed if a proposed device is not substantially equivalent to a legally marketed predicate device or if it is a Class III device for which the FDA has called for such application.  A pre-market approval application typically takes several years to be approved by the FDA.

Device Approval

Generally, before a new device can be introduced into the market in the United States, the manufacturer or distributor must obtain FDA clearance of a 510(k) notification or submission and approval of a pre-market approval application.  If a medical device manufacturer or distributor can establish that a device is “substantially equivalent” to a legally marketed Class I or Class II device, or to a Class III device for which the FDA has not called for a pre-market approval, the manufacturer or distributor may market the device upon receipt of an FDA order determining such a device substantially equivalent to a predicate device.  The 510(k) notification may need to be supported by appropriate performance, clinical or testing data establishing the claim of substantial equivalence.  The FDA requires a rigorous demonstration of substantial equivalence.

Following submission of the 510(k) notification, the manufacturer or distributor may not place the device into commercial distribution until an FDA substantial equivalence order permitting the marketing of a device is received by the person who submitted the 510(k) notification.  At this time, the FDA typically responds to the submission of a 510(k) notification within 90 to 200 days.  An FDA letter may declare that the device is substantially equivalent to a legally marketed device and allow the proposed device to be marketed in the United States.  The FDA, however, may determine that the proposed device is not substantially equivalent or require further information, including clinical data, to make a determination regarding substantial equivalence.  Such determination or request for additional information will delay market introduction of the product that is the subject of the 510(k) notification.

Investigational Device Exemption Application

All clinical investigations involving the use of an unapproved or uncleared device on humans to determine the safety or effectiveness of the device must be conducted in accordance with the FDA’s investigational device exemption regulations.  If the device presents a “significant risk,” the manufacturer or distributor of the device is required to file an investigational device exemption application with the FDA prior to commencing human clinical trials.  This application must be supported by data, typically the result of animal and bench testing.  If the application is approved by the FDA, human clinical trials may begin at a specific number of investigational sites with a maximum number of patients, as approved by the FDA.  If the device presents a “non-significant risk,” approval by an institutional review board prior to commencing human clinical trials is required, as well as compliance with labeling, record keeping, monitoring and other requirements.  However, the FDA can disagree with a non-significant risk device finding.

Any products which we manufacture or distribute are subject to continuing regulation by the FDA, which includes record keeping requirements, reporting of adverse experience with the use of the device, “good manufacturing” requirements and post-market surveillance, and may include post-market registry and other actions deemed necessary by the FDA.  A new 510(k), pre-market approval or pre-market approval supplement is also required when a medical device manufacturer makes a change or modification to a legally marketed device that could significantly affect the safety or effectiveness of the device, or where there is a major change or modification in the intended use of the device or a new indication for use of the device.  When any change or modification is made to a device or its intended use, the manufacturer is expected to make the initial determination as to whether the change or modification is of a kind that would necessitate the filing of a new 510(k), pre-market approval or pre-market approval supplement.

Foreign Requirements

The sale of medical device products outside of the United States is subject to foreign regulatory requirements that vary from country to country.  The time required to obtain approvals required by foreign countries may be longer or shorter than that required for FDA clearance, and requirements for licensing may differ from FDA requirements.  Our failure to comply with regulatory requirements would jeopardize our ability to market our products.  The current regulatory environment in Europe for medical devices differs significantly from that in the United States.  Since June 1998, all medical devices sold in the European Union must bear the CE mark.  Devices are now classified by manufacturers according to the risks they represent with a classification system giving Class III as the highest risk devices and Class I as the lowest.  Once the device has been classified, the manufacturer can follow one of a series of conformity assessment routes, typically through a registered quality system, and demonstrate compliance to a “European Notified Body.”  After that, the CE mark may be applied to the device. Maintenance of the system is ensured through annual on-site audits by the notified body and a post-market surveillance system requiring the manufacturer to submit serious complaints to the appropriate governmental authority.

Employees

As of January 10, 2010, we have 22 employees.  None of our employees are represented by a collective bargaining agreement, nor have we experienced work stoppages.  We believe our relations with our employees are good.

DESCRIPTION OF PROPERTY

We lease a 18,210 square foot facility in Westborough, Massachusetts. This facility houses our corporate headquarters, manufacturing, and research and development. The lease expires on September 30, 2010. Under this lease we are committed to make payments totaling approximately $184,000 in 2010. We believe that this facility will be adequate to meet our needs through  the contractual term of  the lease and we believe that we will be able to renew, extend or obtain alternative space, as needed, on commercially reasonable terms when our lease ends.

LEGAL PROCEEDINGS

We may be involved from time to time in ordinary litigation, negotiation and settlement matters that will not have a material effect on our operations or finances. We are not aware of any pending or threatened litigation against us or our officers and directors in their capacity as such that could have a material impact on our operations or finances.

MARKET PRICE OF AND DIVIDENDS ON COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Market Information

Our common stock is quoted on the OTCBB under the symbol “VKNG.OB.” The following table sets forth the high and low closing prices for our common stock for each quarter during the last two fiscal years.  The prices reported below reflect inter-dealer prices and are without adjustments for retail markups, markdowns or commissions, and may not necessarily represent actual transactions.  All prices have been adjusted to reflect a 1 for 50 reverse split effective January 7, 2008.

	High	Low
For the Fiscal Year Ending December 31, 2009
Fourth Quarter Ended December 31, 2009	$1.05	$0.003
Third Quarter Ended September 30, 2009	$0.02	$0.003
Second Quarter Ended June 30, 2009	$0.06	$0.015
First Quarter Ended March 31, 2009	$0.20	$0.06

For the Fiscal Year Ended December 31, 2008
Fourth Quarter ended December 31, 2008	$0.30	$0.15
Third Quarter Ended September 30, 2008	$0.49	$0.26
Second Quarter Ended June 30, 2008	$0.51	$0.25
First Quarter Ended March 31, 2008	$0.75	$0.25

Holders

As of December 31, 2009, we had approximately 111 holders of record of our common stock.

Dividends

No dividends were owed at December 31, 2008 and December 31, 2009.

We have not paid any cash dividends on our common stock since our inception and do not anticipate or contemplate paying dividends in the foreseeable future.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with our Financial Statements and Notes thereto, and the other financial information included elsewhere in this annual report on Form 10-K. This Management’s Discussion and Analysis of Financial Condition and Results of Operations contains descriptions of our expectations regarding future trends affecting our business. The following discussion sets forth certain factors we believe could cause actual results to differ materially from those contemplated by the forward-looking statements.

Overview

We are a worldwide developer, manufacturer and marketer of visualization solutions for complex minimally invasive surgery.  We partner with medical device companies and healthcare facilities to provide surgeons with proprietary visualization systems enabling minimally invasive surgical procedures, which reduce patient trauma and recovery time.

We manufacture two dimensional or 2D, digital cameras that are sold to third-party companies who sell to end users through their Original Design Manufacturer, or ODM, programs and Original Equipment Manufacturer, or OEM, programs.

We sell our proprietary visualization system, or our 3Di Vision System, under the Viking brand directly to hospitals and outpatient surgical centers in the United States and outside the United States through our distributor network.

Liquidity and Capital Resources

We have financed our operations since inception principally through private sales of equity securities and convertible debt. From January 1, 2004 through December 31, 2009, we raised net proceeds of $10,750,000 through the sale of common and preferred stock in private placements and approximately $13,600,000 through the issuance of convertible notes and debentures. As of December 31, 2009, we had cash and cash equivalents of $721,121.

Net cash provided by operating activities for the year ended December 31, 2009 was $609,776. Net cash used in operating activities during the year ended December 31, 2008 was $2,615,399. This improvement in cash flows from operating activities was attributable primarily to a smaller loss for the year ended December 31, 2009 combined with net cash generation during 2009 from the combined changes in inventory, accounts receivable, accounts payable, accrued expenses, and deferred revenue compared with net cash consumed in those combined changes during 2008.

Net cash used in financing activities was $46,411 during the year ended December 31, 2009 compared with net cash provided by financing activities of $2,547,823 during the year ended December 31, 2008. The net cash provided by financing activities in 2008 resulted from the sale of common stock in connection with our Recapitalization Plan. We completed no such financing activities during 2009.

We believe that it is likely that we will need to raise additional capital to execute our business plan and continue our operations for the next twelve months. In January 2010, we entered into an equity line of credit agreement, referred to as the Investment Agreement, with Dutchess Opportunity Fund that provides that Dutchess is committed to purchase from us, from time to time, up to $5,000,000 of our common stock over the course of thirty-six months.  We may draw on the facility from time to time, as and when we determine appropriate in accordance with the terms and conditions of the Investment Agreement. While we continue to pursue other sources of capital, we anticipate utilizing $2 million to $3 million of the equity line of credit to fund the development and launch of our “Next Generation” 3DHD system, anticipated 2010 operating losses and working capital needs.

Other than our equity line, we do not have any arrangements with any bank, financial institutions or investors to provide additional financing and there can be no assurance that any such arrangement, if required or otherwise sought, would be available on terms deemed to be commercially acceptable and in our best interests. If we are not able to draw on the equity line, or we fail to secure other financing and we are not generating positive cash flow, we will consider other options, including curtailing operations.

Results of Operations

Sales. We had sales of $7,218,994 for the year ended December 31, 2009 and $6,426,996 for the year ended December 31, 2008, representing an increase of approximately 12%.  The increase in sales during 2009 was primarily due to increased sales of approximately $715,000 of a proprietary visualization system designed for and distributed by one specific customer as they elected to increase inventory levels of such product.  Additionally, we experienced increased sales our 2D cameras to other OEM customers  as well as an increase of approximately $372,000 related to our Viking Branded products, primarily increased sales of our 3D vision systems.  Partially offsetting these increases in revenue was a decrease in revenue recognized associated with a third party development contract for 3D vision products.  Revenue under such arrangement is recognized using the percent completion method.  Due to the contract completion in 2009, revenue recognized related to this arrangement decreased approximately $572,000 during 2009 as compared with 2008.

Sales to individual customers exceeding 10% or more of revenues in the year ended December 31, 2009 were to four customers who accounted for 32%, 21%, 20% and 12% of revenues, respectively.  Sales to individual customers exceeding 10% or more of revenues in the year ended December 31, 2008 were to three customers who accounted for 30%, 19% and 11% of revenues, respectively.

Gross  Profit.
For the year ended December 31, 2009, gross profit amounted to $1,901,450, or 26% of revenue compared with $645,141, or 10% of revenue, for 2008.  Gross profit was adversely impacted during 2008 due to the recording of approximately $312,000 of inventory reserves for slow moving and obsolete inventory. Excluding the charge for slow moving and obsolete inventory, gross margin was approximately 16% of revenue for the year ended December 31, 2008.  The increases in gross margin percentage for 2009 is due to a favorable sales mix of higher margin products as well as higher production volumes resulting in lower per unit manufacturing costs.

Operating Expenses.  We incurred total operating expenses of $3,232,969, for the year ended December 31, 2009 compared with $5,279,068 for the year ended December 31, 2008.  Excluding non-cash stock-based compensation expense, total operating expenses for 2009 and 2008 were $2,640,619 and $4,192,678, respectively. This represents a decrease of 37% in operating expenses.  This decrease in total operating expenses for both periods is due largely to our continued cost reduction efforts as described below.

Sales and Marketing Expense. Sales and marketing expenses were $885,064 for the year ended December 31, 2009 and $1,598,753 for the year ended December 31, 2008.  This represents a decrease of $713,689 or 45%.  This decrease is primarily due to reductions in our marketing efforts, reduction in sales related headcount, and lower depreciation expense related to demonstration equipment. Additionally 2008 contains approximately $250,000 of bad debt expense related to accounts where collection of amounts invoiced is considered doubtful while 2009 contained net bad debt expense of $51,532.

Research and Development Expense.  We had research and development expenses of $556,336 for the year ended December 31, 2009 and $757,186 for the year ended December 31, 2008, representing a decrease of $200,850.  The reduction in research and development expense occurred primarily due to the reduction of personnel focused on research and development activities.

General and Administrative Expense.  General and administrative expenses include costs for administrative personnel, legal and accounting expenses and various public company expenses. General and administrative expenses were $1,791,569 for the year ended December 31, 2009 and $2,923,129 for the year ended December 31, 2008, representing a decrease of $1,131,560.  General and administrative expenses for the years ended December 31, 2009 and 2008 included non-cash stock-based compensation expense of $592,350 and $1,086,390 respectively.  Excluding such charges, general and administrative expense decreased $637,520, or 35% in 2009 as compared with 2008.   Legal and audit expense decreased approximately $309,184 as compared with the prior year.

Other Income and Expenses.  During the year ended December 31, 2009, other income and expense totaled to income of $257,200 compared with a net charge of $1,118,130  for 2008.  During 2009 we recorded $125,000 of license fee income related to the granting of a license to use one of our patents in the nonmedical markets.  During 2009 we also recorded a $133,073 gain on the settlement of a liability recorded in previous period. During 2008, we recorded a charge of $2,703,776 related to the recapitalization transaction.  This charge was partially offset by a $1,000,000 license fee recorded in the third quarter of 2008 and the first quarter 2008 reversal of approximately $271,000 related to accrued fees associated with our failure to file a registration statement for common stock and warrants issued during 2006.  Additionally, during the first quarter of 2008, we recorded a non-cash gain on derivative liability of $307,061 related to the decrease in value of our derivative instruments.

Operating Loss Before Non-Cash Charges

Management assesses operational performance and improvement by measuring and reporting the Company’s operating loss before noncash charges. Management believes this non-GAAP metric is useful in understanding the Company’s ability to generate cash, before consideration of working capital or capital expenditure needs.

A reconciliation of net loss in accordance with generally accepted accounting principles (“GAAP”) to the non-GAAP measure of operating loss before non-cash charges is as follows:

	Year Ended December 31
	2009	2008
Net loss, as reported	$(1,074,319)	$(5,752,057)
Adjustments:
Total other (income)/expense	(257,200)	1,118,130
Operating loss, as reported	(1,331,519)	(4,633,927)
Non-cash stock option expense	592,350	1,086,390
Depreciation, amortization and other non cash charges	257,834	493,508
Operating loss before non-cash charges	$(481,335)	$(3,054,029)

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Contractual Obligations and Commitments

We have obligations pertaining to the operating lease for our Westborough, MA facility through September 30, 2010. Under this lease we are committed to make payments totaling approximately $184,000 in 2010.

We have a royalty agreement with a medical device company. The royalty agreement requires payments of 4% of sales that use the licensed intellectual property. As of December 31, 2009 and 2008, we had accrued royalties related to this agreement of $36,300 and $26,300, respectively. During 2008 and 2009, we did not pay any royalties under this agreement.

Use of Estimates and Critical Accounting Policies

Our Management's Discussion and Analysis of Financial Condition and Results of Operations discuss our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States.

The preparation of our financial statements requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an ongoing basis, management evaluates its estimates and assumptions, including those related to inventory, income taxes, long lived asset valuation, revenue recognition, and stock based compensation. Management bases its estimates and judgments on historical experience of operations and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Management believes the following critical accounting policies, among others, will affect its more significant judgments and estimates used in the preparation of our Financial Statements.

Inventory. Parts and supplies inventories are stated at the lower of cost or market. Cost is determined using the standard cost method which approximates actual cost. Work-in-process and finished goods are stated at the lower of the accumulated manufacturing costs or market. We reduce the stated value of our inventory for obsolescence or impairment in an amount equal to the difference between the cost of the inventory and the estimated market value, based upon assumptions about future demand and market conditions. If actual future demand or market conditions are less favorable than those projected by management, additional reductions in stated value may be required.

Income Taxes. In determining the carrying value of our net deferred tax assets, we must assess the likelihood of sufficient future taxable income in certain tax jurisdictions, based on estimates and assumptions, to realize the benefit of these assets. If these estimates and assumptions change in the future, we may record a reduction in the valuation allowance, resulting in an income tax benefit in our Statements of Operations. Management evaluates the realizability of the deferred tax assets and assesses the valuation allowance quarterly.

We are primarily subject to U.S. federal and state income tax. Tax years subsequent to December 31, 2004 remain open to examination by U.S. federal and state tax authorities. In addition, our policy is to recognize interest and penalties related to income tax matters in income tax expense. As of December 31, 2009, we had no accruals for interest or penalties related to income tax matters.

Impairment of Long Lived Assets and Intangible Assets with Finite Lives
Property and equipment and intangible assets with finite lives are amortized using the straight line method over their estimated useful lives.  These assets are assessed for potential impairment when there is evidence that events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Conditions that would indicate impairment and trigger an assessment include, but are not limited to, a significant adverse change in the legal factors or business climate that could affect the value of an asset, an adverse action or assessment by a regulator or a current expectation that, more likely than not, a long-lived asset will be sold or otherwise disposed of significantly before the end of its previously estimated useful life. If, upon assessment, the carrying amount of an asset exceeds its estimated fair value, an impairment charge is recognized for the amount by which the carrying amount of the asset exceeds its estimated fair value of the asset

Revenue Recognition. Our revenues are derived from the sale of surgical visualization technology products to end users, distributors and original equipment manufacturers. Revenue from the sale of products is recognized when evidence of an arrangement exists, the product has been shipped, the selling price is fixed or determinable,  collection is reasonably assured and when both title and risk of loss transfer to the customer, provided that no significant obligations remain. If installation is included as part of the contract, revenue is not recognized until installation has occurred, or until any remaining installation obligation is deemed to be perfunctory.

For the sale of products and services as part of a multiple-element arrangement, we allocate revenue from multiple-element arrangements to the elements based on the relative fair value of each element. For sales of extended warranties with a separate contract price, Viking defers revenue equal to the separately stated price. Revenue associated with undelivered elements is deferred and recorded when delivery occurs.

Stock-Based Compensation The measurement and recognition of compensation expense for all share-based payment awards to employees and directors is based on estimated fair values. The Company uses the Black-Scholes option valuation model to estimate the fair value of its stock options at the date of grant. The Black-Scholes option valuation model requires the input of subjective assumptions to calculate the value of stock options. The Company uses historical data among other information to estimate the expected price volatility, the expected annual dividend, the expected option life and the expected forfeiture rate.

Recent Accounting Pronouncements

See Note 18 of Notes to Financial Statements in Item 8 for a full description of recent accounting pronouncements including the respective expected dates of adoption and effects on the financial statements

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

As a Smaller Reporting Company as defined by Rule 12b-2 of the Exchange Act and in Item 10(f)(1) of Regulation S-K, we are electing scaled disclosure reporting obligations and therefore are not required to provide the information requested by this Item.

DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Directors and Executive Officers

As of January 11, 2010, the current directors and executive officers of Viking who will serve until the next annual meeting of shareholders or until their successors are elected or appointed and qualified, are set forth below:

Name	Age	Position

John “Jed” Kennedy	52	President and Chief Executive Officer
William C. Bopp	66	Chairman of the Board
William Tumber	75	Director, Audit Committee and Compensation Committee Chairman
Robert Mathews	46	Executive Vice President and Chief Financial Officer

Background information about Viking Systems’ officers and directors is as follows:

John “Jed” Kennedy
Effective January 4, 2010, Mr. John Kennedy was appointed by the Board of Directors to the position of President and Chief Executive Officer of Viking Systems, Inc.  Mr. Kennedy formerly served as President and Chief Operating Officer of our Company, as well as a member of our board of directors since October 2007.  Prior to October 2007, Mr. Kennedy was the President of the Vision Systems Group at Viking Systems. Mr. Kennedy joined Vista Medical Technologies, Inc. in January 1997 as Vice President of Research and Development. He was appointed Vice President/General Manager of Westborough Operations in January 2000 before being appointed Executive Vice President and COO in December 2000. Prior to joining Vista Medical Technologies, Inc., Mr. Kennedy held various positions in Manufacturing, Quality Engineering and Product Development at Smith & Nephew Endoscopy from 1984 through January 1997. From 1996 through January 1997, he was the Group Director of Product Development responsible for managing all Divisional Product Development activities. From 1993 through 1996, Mr. Kennedy was Director of Research and Development and was responsible for the management of four technology product development groups. Prior to 1984, he held various engineering positions at Honeywell’s Electro-Optics and Avionics divisions. Mr. Kennedy received a B.S. in Manufacturing Engineering from Boston University in 1979.

William C. Bopp
Effective January 3, 2010, Mr. William C. Bopp resigned as Chief Executive Officer of Viking Systems, Inc.  He had served in that position since October 2007.  Mr. Bopp remains Chairman of the Board of Directors.  Mr. Bopp has served as Chairman of the Board since October 11, 2007.  Prior to joining Viking, Mr. Bopp was a private investor. Previously, he served as Senior Vice President and Chief Financial Officer at Alaris Medical Systems, Inc., a developer, manufacturer and marketer of infusion devices and related disposable products. Mr. Bopp joined Alaris in March 1999, as Vice President and Chief Financial Officer. He was elected to the position of Senior Vice President and Chief Financial Officer in November 1999. Alaris was acquired for approximately $2.0 billion by Cardinal Health, Inc. in July 2004, and Mr. Bopp assisted for an additional year with the integration of Alaris into Cardinal Health before retiring in 2005. Mr. Bopp was formerly Executive Vice President and Chief Financial Officer of C.R. Bard, Inc. Since 1980, he held positions of increasing responsibility with Bard, currently a $2.0 billion developer, manufacturer and marketer of health care products. From 1995 through 1998, he also served as a member of the board of directors of Bard and a member of the Board’s Finance Committee. Mr. Bopp is a graduate of Harvard College, Cambridge, MA, and completed his MBA in Finance, from the Harvard Business School.

William Tumber
Mr. Tumber was appointed to our board of directors in February 2008.  From 2000 to 2004, Mr. Tumber served on the board of directors of Alaris Medical Systems, Inc., a manufacturer of infusion devices and related disposables which was acquired in 2004 for $2 billion by Cardinal Health, Inc. Previously, during his 20 years with medical device company C. R. Bard, Inc., Mr. Tumber held divisional positions including VP of Human Resources, VP of Manufacturing, Division President, as well as serving as Corporate Group Vice President responsible for all of Bard’s surgical businesses. He retired from Bard in 1999. Before joining Bard, Mr. Tumber worked at General Electric for over 20 years.  While at General Electric, he held a variety of positions of increasing responsibility which included technical recruiting, human resources, and Plant Manager of a 300-person electronic assembly facility.

Robert Mathews
Mr. Mathews joined our Company as Executive Vice President and Chief Financial Officer in June 2007.  Prior to joining our Company, he was Senior Vice President and Chief Financial Officer at Cardinal Health’s Clinical Technologies and Services (CTS) segment, where he was responsible for the global finance function across all of CTS businesses from 2004 to 2005. Before joining Cardinal Health, Mr. Mathews was with Alaris Medical System from 1996 to 2004, where he served as Vice President of Finance, Chief Accounting Officer, and an executive committee member. Mr. Mathews began his career at Price Waterhouse Coopers, where he worked from 1987 to 1996.  Mr. Mathews earned his Bachelor of Science degree from San Diego State University where he majored in business administration with an emphasis in accounting.

Director Independence

We utilize the NASDAQ independence rules for determining which of our directors are independent. The Board has determined that one of its three members are independent pursuant to NASDAQ Rule 4200(15). The independent director is Mr. Tumber. Currently, Mr. Tumber is the sole member of both the Audit Committee and the Compensation Committee.

Compensation Committee Interlocks and Insider Participation

During the fiscal year ended December 30, 2008, William Tumber (Chairman) and J. Winder Hughes served as members of our Compensation Committee.  Mr. Hughes resigned from the Board and the Compensation Committee effective November 2, 2009. No member of our Compensation Committee at any time during the last fiscal year, or prior to the last fiscal year, was an officer or employee of our Company.  Additionally, no member of our Compensation Committee had any relationship with us that would be required to be disclosed as a related person transaction. During the fiscal year ended December 30, 2008, none of our executive officers or employees participated in deliberations of our board of directors concerning executive officer compensation.

During the fiscal year ended December 30, 2008, none of our executive officers:

•
served as a member of the compensation committee (or other board committee performing equivalent functions or, in the absence of any such committee, the entire the board of directors) of another entity, one of whose executive officers served as a member of our Compensation Committee;

•	served as a director of another entity, one of whose executive officers served as a member of our Compensation Committee; or

•
served as a member of the compensation committee (or other board committee performing equivalent functions or, in the absence of any such committee, the entire the board of directors) of another entity, one of whose executive officers served as a member of our board of directors.

EXECUTIVE COMPENSATION

Summary Compensation

The following table sets forth information concerning annual and long-term compensation provided to our Chief Executive Officer and each of the Company’s other most highly compensated executive officers who were serving as executive officers at December 31, 2009.  The compensation described in this table does not include medical, group life insurance, or other benefits which are available generally to all of our salaried employees.

Summary Compensation Table for the Fiscal Years Ended December 31, 2009 and December 31, 2008

Name and Principal Position	Year	Salary ($)	Option Awards ($) (3)	Bonus ($)	Total ($)

William C. Bopp, Chairman and Chief	2009	0	271,192	0	271,192
Executive Officer (1)	2008	32,250	271,192	0	303,442

John Kennedy, President, Chief	2009	240,000	66,031	0	306,031
Operating Officer and Director (2)	2008	247,668	65,325	0	312,993

Robert Mathews, Executive VP and	2009	210,000	66,325	0	276,325
Chief Financial Officer	2008	210,000	368,431	0	578,431

(1)
Mr. Bopp was appointed Chairman of our board of directors on October 11, 2007.  He was appointed to serve as our Chief Executive Officer on January 4, 2008 and served as our Chief Executive Officer until January 3, 2010.  His annual salary was set at $39,000.  Effective November 2, 2008, Mr. Bopp agreed to reduce his annual salary to $1.

(2)
Mr. Kennedy has served as a Director since October 11, 2007.  He was appointed to serve as our President and Chief Operating Officer on October 12, 2007.  Prior to his appointment as President and Chief Operating Officer, Mr. Kennedy served as the President of our Vision Systems Group.  During 2008, Mr. Kennedy’s annual salary was increased to $240,000, retroactive to his promotion date of October 12, 2007.  Effective January 4, 2010, Mr. Kennedy has been appointed by our Board as President and Chief Executive Officer and his annual salary increased to $260,000.

(3)
The amounts in this column represent the dollar amount recognized for financial statement reporting purposes with respect to the fiscal year in accordance with SFAS 123(c). See Note 17 of the Notes to our Financial Statements contained elsewhere in this regiatration statement for a discussion of all assumptions made by us in determining the SFAS 123(c) values of our equity awards.

Employment Agreements with Our Named Executive Officers

On January 4, 2008, we entered into an employment agreement with our then Chief Executive Officer, William C. Bopp.  Under the terms of Mr. Bopp’s employment agreement, as amended, he received annual compensation of $1, along with benefits comparable to those provided to our other executives.  Mr. Bopp was granted a stock option under our 2008 Equity Incentive Plan which has  a term of ten years and may be exercised to acquire 2,100,00 shares of our common stock. Mr. Bopp surrendered all 2,100,000 of his outstanding stock options in October 2009. Mr. Bopp resigned as Chief Executive Officer January 3, 2010.

On August 6, 2008, we entered into change of control agreements with John Kennedy, our then President and Chief Operating Officer and Robert Mathews, our Executive Vice President and Chief  Financial Officer.  The agreements, which are substantially the same, provide each officer with certain separation benefits in the event of a change of control of our Company. Under each agreement, if at any time during the two year period following a change of control, as defined in the agreement, the officer is terminated other than for cause or if the agreement is terminated by the officer for good reason, as defined in the agreement, the officer will receive separation pay equal to one year’s base salary and bonus, and other health and welfare benefits for 18 months.

Option Grants to Our Named Executive Officers
Name	Grant date	All Other Option Awards: # of shares underlying Options(1)	Exercise Price ($/sh)	Grant Date Fair Value of Award ($)(2)
Jed Kennedy, President, Chief Operating Officer and Director	7/01/2009	700,000	0.015	$8,374
	10/16/2009	2,100,000	0.0076	$13,427

(1)	Options expire ten years after grant date. Stock options granted to Mr. Kennedy during 2009 vest 25% one year following grant date and 6.25% per quarter thereafter.

(2)
The value of an option award is based on the fair value as of the grant date of such award determined pursuant to SFAS 123(c). See Note 17 of the Notes to our Financial Statements contained elsewhere in this registration statement  for a discussion of all assumptions made by us in determining the SFAS 123(c) value of equity awards.

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth information regarding outstanding equity awards held by our named executive officers as of December 31, 2009.

Outstanding Equity Awards at Fiscal Year-End Table for the Fiscal Year Ended December 31, 2009

Name	# of Securities Underlying Unexercised Options (# exercisable)	# of Securities Underlying Unexercised Options (# unexercisable)		Option Exercise Price ($)	Option Expiration Date

William C. Bopp, Chairman and Chief Executive Officer	0	0		-	-
John “Jed” Kennedy, President, Chief Operating Officer and Director	0	2,100,000	(1)	0.0076	10/15/2019
	0	700,000	(1)	0.015	6/30/2019
	500,000	500,000		0.33	2/26/2018

Robert Mathews, Executive VP and Chief Financial Officer	750,000	250,000		0.33	2/26/2018

(1)	See note 1 to table above entitled“Option Grants to Our Named Executive Officers” regarding vesting of these stock option grants.

Director Compensation

The following table sets forth information concerning the compensation provided to each person who served as a member of our board of directors during the fiscal year ended December 31, 2009, other than those persons who are also named executive officers included in the Summary Compensation Table above.

Director Compensation Table for the Fiscal Year Ended December 31, 2009

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Total
J. Winder Hughes (1)	$9,000	$1,524	$10,524
William Tumber (2)	$21,000	$7,790	$28,790
______________
(1)	Mr. Hughes served as a director of our Company from October 11, 2007 to November 2, 2009.
(2)	William Tumber has served as a director of our Company since February 27, 2008.

Narrative to Director Compensation

Non Employee Directors’ Cash Compensation

Effective February 2008, our board of directors approved the following cash compensation structure: $1,500 quarterly retainers, $3,000 for attendance at each board meeting, $1,000 for telephonic attendance at board meetings and $500 for each committee meeting attended.  Additionally, the Audit Committee and Compensation Committee chairpersons will receive quarterly fees of $1,500 and $1,000, respectively.

Effective October 1, 2008, our outside directors agreed to suspend cash compensation through March 31, 2009.

Non Employee Directors’ Stock Option Awards

In April 2004, we adopted a compensation plan for our board of directors. Pursuant to the plan, we typically grant an initial option of 20,000 shares to each non-employee director at the time he or she was appointed a director of our Company. The options vested one year from the date of grant. Beginning in the second year of their term, we typically granted each non-employee director an annual option of 10,000 shares of our common stock.  No options were granted to directors during 2007.

Under the 2008 Non-Employee Directors’ Stock Option Plan that was adopted by our board of directors on January 3, 2008, each person who is elected or appointed to be a non-employee director for the first time after the effective date of the directors’ plan will be granted an option to purchase 150,000 shares of common stock upon such election or appointment. In addition, each non-employee director who continues to serve as a non-employee director automatically will be granted an option to purchase 75,000 shares of common stock on April 30 of each year commencing in 2009.  Provided, however; that if a person who is first elected as a non-employee director after the effective date of the directors’ plan has not been serving as a non-employee director for the entire period since the preceding annual meeting of stockholders (or, in the event no annual meeting was held in the preceding year, the twelve month period prior to the April 30 annual grant date), then the number of shares subject to such annual grant shall be reduced pro rata for each full quarter prior to the date of grant during such period for which such person did not serve as a non- employee director. The options will vest 100% on the one year anniversary of the date of grant provided that the non-employee director continues to provide services to us or one of our affiliates. Options granted under the directors’ plan will have an exercise price equal to 100% of the fair market value of the common stock on the grant date and a term of ten years.  150,000 options were granted to directors during 2009.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Security Ownership of Certain Beneficial Owners

The following table sets forth information regarding shares of our common stock beneficially owned as of December 31, 2009 by: (i) each of our officers and directors; (ii) all officers and directors as a group; and (iii) each person known by us to beneficially own five percent or more of the outstanding shares of our common stock.

Name	Common Stock	Common Stock Options Exercisable Within 60 Days	Common Stock Purchase Warrant Exercisable Within 60 Days	Total Stock and Stock Based Holdings (1)	% Ownership(1)

William C. Bopp (2)	14,397,727	-	11,765,792	26,163,519	45.8%
J. Winder Hughes (3)	3,795,189	-	2,804,124	6,599,313	13.7%
William Tumber	-	150,000	-	150,000	0.3%
John Kennedy (4)	-	500,000	-	500,000	1.1%
Robert Mathews	-	750,000	-	750,000	1.6%
All officers and directors as a group ( 5 persons)	18,192,916	1,400,000	14,569,916	34,162,832	55.7%
Midsummer Investment Ltd. (5)	8,344,619	-	-	8,344,619	18.4%

(1)
For purposes of this table “beneficial ownership” is determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, pursuant to which a person or group of persons is deemed to have “beneficial ownership” of any common shares that such person or group has the right to acquire within 60 days after December 31, 2009. For purposes of computing the percentage of outstanding common shares held by each person or group of persons named above, any shares that such person or group has the right to acquire within 60 days after December 31, 2009 are deemed outstanding but are not deemed to be outstanding for purposes of computing the percentage ownership of any other person or group. As of December 31, 2009, there were 45,356,765 shares of our common stock issued and outstanding.

(2)	Mr. Bopp served as our Chief Executive Officer from January 4, 2008 until January 3, 2010 and he continues to serve as the Chairman of our Board of Directors.

(3)	Mr. Hughes resigned from our Board of Directors effective November 2, 2009.

(4)	Mr. Kennedy has been appointed by our Board as President and Chief Executive Officer, effective January 4, 2010.

(5)
We relied on a Schedule 13G filed with the SEC on December 14, 2009 by Midsummer Investment Ltd.  Midsummer Investment holds Common Stock Purchase Warrants previously purchased and originally exercisable into 5,551,034 shares of Common Stock, in the aggregate.  However, the aggregate number of shares of Common Stock into which such warrants are exercisable, and which Midsummer Investment has the right to acquire beneficial ownership, is limited to the number of shares of Common Stock that, together with all other shares of Common Stock beneficially owned by Midsummer Investment does not exceed 4.99% of the total outstanding shares of Common Stock.  Accordingly, such warrants are not currently exercisable into Common Stock unless and until the actual shares of Common Stock held by any of Midsummer Investment or Midsummer Capital is less than 4.99% of the total outstanding shares of Common Stock.  Midsummer Investment Ltd. has sole voting power of the 8,344,619 shares of common stock.  Midsummer Capital is the investment advisor to Midsummer Investment. By virtue of such relationship, Midsummer Capital may be deemed to have dispositive power over the shares owned by Midsummer Investment. Midsummer Capital disclaims beneficial ownership of such shares. Mr. Michel Amsalem and Mr. Joshua Thomas have delegated authority from the members of Midsummer Capital with respect to the shares of Common Stock owned by Midsummer Investment. Messrs. Amsalem and Thomas may be deemed to share dispositive power over the shares of common stock held by Midsummer Investment. Messrs. Amsalem and Thomas disclaim beneficial ownership of such shares of Common Stock, and neither person has any legal right to maintain such delegated authority.  The Chief Compliance Officer of Midsummer Investment, Alisa Butchkowski, has voting powers on all of the securities.

 Outstanding Options and Warrants

The only outstanding options to purchase shares of our common stock are the options granted to our employees, directors, and consultants. We had  7,125,420 outstanding options as of  December 31 , 2009.

As of  December 31 , 2009, we had warrants outstanding which entitle the holders to purchase  24,406,171 shares of our common stock at prices ranging from $0.18 to $0.75 per share.

Equity Compensation Plan Information

The following table summarizes information about our equity compensation plans as of December 31, 2009.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (c)
Equity Compensation plans approved by security holders (1)	7,092,820	$0.29	4,092,160	(3)

Equity compensation plans not approved by security holders (2)	32,600	$28.07	-

Total	7,125,420	$0.41	4,092,160

(1)
Amounts include outstanding options to employees, officers and directors under our 2008 Equity Plan and its predecessor plan (the 2004 Stock Incentive Plan) and the 2008 Directors’ Plan and its predecessor plan (the 2004 Non-Employee Director Stock Ownership Plan). The amount in column (c) includes 2,817,160 shares available for award under our 2008 Equity Plan and its predecessor plan and 1,275,000 shares available for awards under our 2008 Directors’ Plan. The 2008 Equity Plan provides for grants and awards in the form of stock options, shares of restricted stock, and stock appreciation rights.

(2)	Represents stock options granted to non-employee consultants outside the Company’s plans.

(3)
Includes 2,800,000 shares added to the plan in December 2009 that were not approved by shareholders.  In December 2009 the board of directors approved an amendment to the 2008 Equity plan to increase the number of shares available under such plan by 2,800,000 shares.

2008 Equity Incentive Plan

During the first quarter of 2008, shareholders approved our 2008 Equity Incentive Plan (the “2008 Equity Plan”). Additionally, in December 2009, the board of directors approved an amendment to the 2008 Equity Plan to increase the number of shares available by 2,800,000. The maximum number of shares that may be issued pursuant to the 2008 Equity Plan is 9,520,000 shares plus such number of shares that are issuable pursuant to awards outstanding under the 2004 Plan as of the effective date and which would have otherwise reverted to the share reserve of the 2004 Plan.  During the year ended December 31, 2009, 2,800,000 shares were issued under the 2008 Equity Plan.  Options currently expire no later than 10 years from the grant date and generally vest within five years. Proceeds received by us from exercises of stock options are credited to common stock and additional paid-in capital.

All of our key employees (and key employees of our subsidiaries and affiliates in which we have a significant equity interest) are eligible to receive awards under the 2008 Equity Plan.  This plan permits the granting of:

•
stock options, including “incentive stock options” meeting the requirements of Section 422 of the Internal Revenue Code and stock options that do not meet these requirements (options that do not meet these requirements are called “nonqualified stock options”);

•	stock appreciation rights, or SARs;

•	restricted stock; and

•	stock.

At December 31, 2009, a total of 2,817,160 shares of our common stock were available for granting awards under the 2008 Equity Plan. The Compensation Committee of the board of directors administers the 2008 Equity Plan. The maximum term of any option granted under the Plan is limited to 10 years. The exercise price per share under any stock option or the grant price of any SAR cannot be less than the Fair Market Value that is defined in the Plan.

We have issued options to all employees. The number of stock options issued to our officers and employees that remain outstanding at December 31, 2009 amounted to 6,865,420 shares.

Non-Employee Director Plans

During the first quarter of 2008, shareholders approved our 2008 Non-Employee Directors’ Stock Option Plan, or the Directors’ Plan. We have reserved a total of 1,500,000 shares of our common stock for issuance under the Directors’ Plan.  During the year ended December 31, 2009, 150,000 shares were issued under the Directors’ Plan and 75,000 nonvested shares were forfeited upon resignation of a director.

Under the Directors’ Plan, each person who is elected or appointed to be a non-employee director for the first time after the effective date of the Directors’ Plan will be granted an option to purchase 150,000 shares of common stock upon such election or appointment.  In addition, each non-employee director who continues to serve as a non-employee director automatically will be granted an option to purchase 75,000 shares of common stock on April 30 of each year commencing in 2009.  However, if a person who is first elected as a non-employee director after the effective date of the Directors’ Plan has not been serving as a non-employee director for the entire period since the preceding annual meeting of stockholders (or, in the event no annual meeting was held in the preceding year, the twelve month period prior to the April 30 annual grant date), then the number of shares subject to such annual grant will be reduced pro rata for each full quarter prior to the date of grant during such period for which such person did not serve as a non-employee director.  All options will vest one hundred percent (100%) on the one year anniversary of the date of grant provided that the non-employee director continues to provide services to us or one of our affiliates.

Options granted under the Directors’ Plan will have an exercise price equal to 100% of the fair market value of the common stock on the grant date and a term of 10 years.  As long as a non-employee director continues to serve with us or with an affiliate of ours, whether in the capacity of a director, an employee or a consultant, the non-employee’s option will continue.  Options will terminate three months after his or her service terminates.  However, if such termination is due to the his or her disability, the exercise period will be extended by 12 months unless the term of the option expires prior to that date in accordance with the terms of the individual’s option agreement.  If such termination is due to the optionholder’s death or if the optionholder dies within three months after his or her service terminates, the exercise period will be extended by 18 months following death unless the term of the option expires prior to that date in accordance with the terms of the individual’s option agreement.

At December 31, 2008, 157,600 stock options were outstanding under the directors’ plans.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

During the year ended December 31, 2009, we did not have any related party transactions that exceeded the lesser of $120,000 or one percent of the average of our total assets at year end for the last two completed fiscal years.

During the year ended December 31, 2008, the following related party transactions occurred:

William C. Bopp, Chairman and CEO and Winder Hughes, a member of our board of directors at the time of the transactions, participated in our January 2008 Recapitalization Plan. Mr. Hughes’ participation was through an investment fund that he manages, the Focus Fund.

Exchange Transaction Summary:	Debentures Exchanged		Common		New
	Face	Carrying	Stock	Warrants	Warrants
Related Party	Amount	Value	Issued	Exchanged	Issued
William C. Bopp, Chairman and CEO (1)	$1,400,000	$259,300	3,931,536	3,888,889	1,965,768
Winder Hughes, Director (2)	$1,000,000	$247,231	2,808,240	2,777,777	1,404,120

New Investment Summary:		Common
	Amount	Stock	Associated
Related Party	Invested	Purchased	Warrants
William C. Bopp, Chairman and CEO	$1,750,000	9,800,024	9,800,024
Winder Hughes, Director	$250,000	1,400,004	1,400,004

(1)	Mr. Bopp served as our Chief Executive Officer from January 4, 2008 to January 3, 2010. He was appointed Chairman of the Board on October 11, 2007 and he continues to serve as our Chairman.
(2)	Mr. Hughes served as our Director from October 11, 2007 to November 2, 2009.

LEGAL MATTERS

Certain legal matters in connection with the securities will be passed upon for us by the law firm of Trombly Business Law, P.C., Newton, Massachusetts. Ms. Trombly will not receive a direct or indirect interest  in  the  small  business  issuer  and  has  never  been  a  promoter, underwriter, voting trustee, director, officer, or employee of our company.  Nor does Ms.  Trombly  have  any  contingent  based  agreement with us or any other interest  in  or  connection  to  us.

EXPERTS

The  December 31, 2009 and 2008 financial statements included in this prospectus have been audited by Squar, Milner, Peterson, Miranda & Williamson, LLP, independent auditors, and have been included in reliance upon the  report of such firm given upon their authority as experts in accounting and auditing.  Squar, Milner, Peterson, Miranda & Williamson, LLP, has no direct or indirect interest in us, nor were  they  a  promoter  or  underwriter.

FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Viking Systems, Inc.

We have audited the accompanying balance sheets of Viking Systems, Inc. as of December 31, 2009 and 2008, and the related statements of operations, stockholders’ equity (deficit), and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company was not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that were appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Viking Systems, Inc. as of December 31, 2009 and 2008, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has incurred significant net losses during the years ended December 31, 2009 and 2008 and has insufficient working capital as of December 31, 2009 to fund its planned operations during 2010. These factors raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans as to these matters are described in Note 2. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ SQUAR, MILNER, PETERSON, MIRANDA & WILLIAMSON, LLP

San Diego, California
February 22, 2010

VIKING SYSTEMS, INC.
Balance Sheets
December 31, 2009 and 2008

Assets
	2009	2008
Current assets:
Cash and cash equivalents	$721,121	$168,767
Accounts receivable, net	455,488	837,229
Inventories	1,537,851	2,104,764
Prepaid expenses and other current assets	67,103	151,048
Total current assets	2,781,563	3,261,808

Property and equipment, net	31,101	223,609
Intangible assets, net	140,000	210,000
Total assets	$2,952,664	$3,695,417

Liabilities and Stockholders' Equity

Current liabilities:
Accounts payable	$919,807	$1,432,460
Accrued expenses	770,136	794,219
Deferred revenue	359,027	51,254
Capital lease obligations – current	-	31,821
Total current liabilities	2,048,970	2,309,754

Commitments and contingencies (Note 17)

Stockholders’ Equity:
Preferred Stock, 25,000,000 shares authorized; No shares outstanding at December 31, 2009 and December 31, 2008	-	-
Common stock, $0.001 par value, 400,000,000 shares authorized; and 45,356,765 and 42,715,110 issued and outstanding at December 31, 2009 and December 31, 2008, respectively	45,356	42,715
Additional paid-in capital	27,156,316	26,566,607
Accumulated deficit	(26,297,978)	(25,223,659)
Total stockholders' equity	903,694	1,385,663
Total liabilities and stockholders' equity	$2,952,664	$3,695,417

See accompanying notes to the financial statements.

VIKING SYSTEMS, INC.
Statements of Operations
Years Ended December 31, 2009 and 2008

	2009	2008

Sales, net	$7,218,994	$6,426,996
Cost of sales	5,317,544	5,781,855

Gross profit	1,901,450	645,141

Operating expenses:
Selling and marketing	885,064	1,598,753
Research and development	556,336	757,186
General and administrative	1,791,569	2,923,129
Total operating expenses	3,232,969	5,279,068

Operating loss	(1,331,519)	(4,633,927)

Other income (expense):
Interest income	1,193	20,650
Interest expense	(4,125)	(4,860)
License fee	125,000	1,000,000
Gain on settlement of liability	133,073	-
Loss on recapitalization transaction	-	(2,703,776)
Other income	2,059	273,097
Loss on disposal of property and equipment	-	(10,302)
Gain on derivative liability	-	307,061
Total other income (expense)	257,200	(1,118,130)

Net loss applicable to common shareholders	$(1,074,319)	$(5,752,057)

Net loss per common share - basic and diluted	$(0.02)	$(0.14)

Weighted average shares outstanding - basic and diluted	43,000,963	42,231,808

See accompanying notes to the financial statements.

VIKING SYSTEMS, INC.
Statements of Stockholders’ Equity (Deficit)
Years Ended December 31, 2009 and 2008

	Common Stock		Additional Paid-in	Accumulated
	Shares	Amount	Capital	Deficit	Total

Balance December 31, 2007	1,398,704	$1,399	$8,034,205	$(19,471,602)	$(11,435,998)

Issuance of common stock for exchange of debentures	22,400,020	22,400	3,978,244	-	4,000,644
Issuance of common stock for exchange of preferred stock	4,197,849	4,198	8,810,043	-	8,814,241
Issuance of common stock, net	14,560,037	14,560	2,528,585	-	2,543,145
Non-cash exchange of warrants at recapitalization	-	-	2,039,705	-	2,039,705
Reclassification of warrants from derivative liability to equity at recapitalization	-	-	42,044	-	42,044
Stock-based compensation	-	-	1,086,390	-	1,086,390
Issuance of stock for services	158,500	158	47,391	-	47,549
Net loss	-	-	-	(5,752,057)	(5,752,057)
Balance December 31, 2008	42,715,110	42,715	26,566,607	(25,223,659)	1,385,663

Stock-based compensation	-	-	592,350	-	592,350
Issuance of common stock in connection with cashless exercise of warrants	2,641,655	2,641	(2,641)	-	-
Net loss	-	-	-	(1,074,319)	(1,074,319)

Balance December 31, 2009	45,356,765	$45,356	$27,156,316	$(26,297,978)	$903,694

See accompanying notes to the financial statements.

VIKING SYSTEMS, INC.
Statements of Cash Flows
Years Ended December 31, 2009 and 2008

	2009	2008
Cash flows from operating activities:
Net loss	$(1,074,319)	$(5,752,057)
Adjustment to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	257,834	485,959
Common stock issued for services	-	7,549
Stock-based compensation expense	592,350	1,086,390
Gain on settlement of liability	(133,073)	-
Loss on recapitalization transaction	-	2,703,776
Loss on disposal of property and equipment	-	10,302
Gain on derivative liability	-	(307,061)
Change in operating assets and liabilities:
Accounts receivable	381,741	534,684
Inventories	582,598	(273,886)
Prepaids and other assets	98,535	21,788
Accounts payable	(379,580)	(396,371)
Accrued expenses	(24,083)	(555,395)
Deferred revenue	307,773	(181,077)
Net cash provided by (used in) operating activities	609,776	(2,615,399)

Cash flows from investing activities:
Purchases of property and equipment	(11,011)	(80,755)
Net cash used in investing activities	(11,011)	(80,755)

Cash flows from financing activities:
Net proceeds from issuance of common stock	-	2,589,907
Payments for stock issuance costs	(14,590)	-
Payments on capital leases	(31,821)	(42,084)
Net cash (used in) provided by financing activities	(46,411)	2,547,823

Net increase (decrease) in cash and cash equivalents	552,354	(148,331)

Cash and cash equivalents at beginning of year	168,767	317,098

Cash and cash equivalents at end of year	$721,121	$168,767

Supplemental disclosure of cash flow information:
Cash paid during the period for:
Interest	$3,815	$4,860
Income taxes	$2,824	$2,720

See accompanying notes to the financial statements.

VIKING SYSTEMS, INC.
Statements of Cash Flows
Continued

Non-cash, investing and financing activities:

During the year ended December 31, 2009, the Company:

●	Issued 2,641,655 shares of common stock in connection with the cashless exercise of 3,508,360 warrants.

During the year ended December 31, 2008, the Company:

●	Issued 22,400,020 shares of common stock in exchange for all outstanding convertible debentures and related accrued interest and liquidated damages.

●	Issued 4,197,849 shares of common stock in exchange for all outstanding Preferred Stock and related accrued dividends, interest on unpaid dividends and liquidated damages.

●
Issued warrants to purchase 11,200,011 shares of the Company’s common stock to the former convertible debenture holders in exchange for their then outstanding warrants to purchase 443,141 shares of common stock.

●
Issued warrants to purchase 2,098,927 shares of the Company’s common stock to the former Preferred Stockholders in exchange for their then outstanding warrants to purchase 666,667 shares of common stock.

●	Issued 158,500 shares of common stock in settlement of amounts owed for professional services valued at $47,549, of which $40,000 was accrued at December 31, 2007 and $7,549 was expensed in 2008.

See accompanying notes to the financial statements.

VIKING SYSTEMS, INC.
Notes to Financial Statements

1.	Organization and Basis of Presentation

Organization and Business
Viking Systems, Inc., (“Viking” or the “Company”) was organized as a corporation in the state of Nevada on May 28, 1998, for the purpose of providing training and curriculum for the information technology industry. During 2001, Viking changed its business focus to the development of software applications, hardware sales and leasing, and training and support. As of December 31, 2002, Viking discontinued its operations.  During 2004, Viking purchased the assets of the visualization technology business of Vista Medical Technologies Inc. (“Vista”), a Delaware Corporation, involved in the development, manufacture, and sale of visualization devices for the medical market. The assets acquired from Vista formed the new business direction of Viking in 2004  and are integral to the current ongoing business.

Basis of Presentation
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses.  Management bases its estimates on historical experience and on various other assumptions that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Reverse Stock Split
Effective January 4, 2008, the Company completed a 1 for 50 reverse stock split.  All common stock share data, including warrants and stock options to purchase common stock have been restated for all periods presented to give effect to the reverse stock split.  Additionally per share prices and number of shares related to convertible securities have also been restated.  Per share amounts, including loss per share, have been increased by a factor of 50 and shares have been divided by 50.

Subsequent Events Evaluation
Management has reviewed and evaluated material subsequent events from the balance sheet date of December 31, 2009 through the financial statements issue date of February 22, 2010. Other than as disclosed in Note 19, no subsequent events have been identified for disclosure or that would require adjustment to the December 31, 2009 financial statements.

2.	Liquidity and Going Concern

The accompanying financial statements have been prepared on a going concern basis, which contemplates, among other things, the realization of assets and the satisfaction of liabilities in the ordinary course of business.  For the year ended December 31, 2009 and 2008, the Company  recorded net losses of $1,074,319 and 5,752,057, respectively.  As of December 31, 2009, the Company had $721,121 of cash and cash equivalents and a net working capital balance of $732,593.

Management believes that the Company’s existing cash resources, combined with projected cash flows from operations are not likely be sufficient to execute its business plan and continue operations for the next twelve months.  Management has taken steps to increase certain of the Company’s operating expenses in 2010 as it believes that such increases are necessary for the Company to achieve profitability and positive cash flow in the future. As discussed in Note 19, in January 2010, we entered into an Investment Agreement that provides that the investor is committed to purchase from us, from time to time, up to $5,000,000 of our common stock over the course of thirty-six months.  We may draw on the facility from time to time, as and when we determine appropriate in accordance with the terms and conditions of the Investment Agreement. While we continue to pursue other sources of capital, we anticipate utilizing $2 million to $3 million of the equity line to fund the development and launch of  the Company’s “Next Generation” 3DHD system, anticipated 2010 operating losses and working capital needs.

Other than the Investment Agreement, we do not have any arrangements with any bank, financial institutions or investors to provide additional financing and there can be no assurance that any such arrangement, if required or otherwise sought, would be available on terms deemed to be commercially acceptable and in our best interests. If we are not able to draw sufficient amounts on the Investment Agreement, or we fail to secure other financing and we are not generating positive cash flow, we may be forced to significantly reduce planned expenditures or consider other options. The financial statements do not include any adjustments that might be necessary should we be unable to continue as a going concern.

3.	Summary of Significant Accounting Policies

Cash and Cash Equivalents
Viking considers all highly liquid instruments with an original maturity of three months or less to be cash equivalents.

VIKING SYSTEMS, INC.
Notes to Financial Statements
Continued

Financial Instruments
The Company’s financial instruments as of December 31, 2009 and 2008 consist primarily of cash and cash equivalents, accounts receivable and accounts payable. The recorded values of cash and cash equivalents, accounts receivable and accounts payable approximate their fair values based on their short-term nature.

Concentration Risk
Financial instruments which potentially subject Viking to concentration of credit risk consist primarily of accounts receivable, cash and cash equivalents. In the normal course of business, Viking provides credit terms to its customers. Accordingly, Viking performs ongoing credit evaluations of its customers and maintains allowances for possible losses which, when realized, have been within the range of management’s expectations.  Viking had accounts receivable due from two customers representing greater than 10% of total accounts receivable at December 31, 2009 amounting to $124,000, and $259,000.  Viking had accounts receivable due from three customers representing greater than 10% of total accounts receivable at December 31, 2008 amounting to $285,789, $175,000 and $134,000.

Viking maintains its cash and cash equivalents in deposit accounts some of  which may  at times be uninsured or may exceed the current Federal Deposit Insurance Corporation insurance  limits.  Viking has not experienced any losses in such accounts.

Accounts Receivable
Accounts receivable are carried at original invoice amount less an estimate made for doubtful receivables based on a review of all outstanding amounts on a monthly basis. Specific reserves are estimated by management based on certain assumptions and variables, including the customer’s financial condition, age of the customer’s receivables, and changes in payment histories. As of December 31, 2009 and December 31, 2008 an allowance in the amount of $171,576 was considered necessary.

Inventories
Parts and supplies inventories are stated at the lower of cost or market. Cost is determined using the standard cost method. Work-in-process and finished goods are stated at the lower of the accumulated manufacturing costs or market. Viking reduces the stated value of its inventory for obsolescence or impairment in an amount equal to the difference between the cost of the inventory and the estimated market value, based upon assumptions about future demand and market conditions. If actual future demand or market conditions are less favorable than those projected by management, additional reductions in stated value may be required.

Impairment of Long Lived Assets and Intangible Assets with Finite Lives
Property and equipment and intangible assets with finite lives are amortized using the straight line method over their estimated useful lives.  These assets are assessed for potential impairment when there is evidence that events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Conditions that would indicate impairment and trigger an assessment include, but are not limited to, a significant adverse change in the legal factors or business climate that could affect the value of an asset, an adverse action or assessment by a regulator or a current expectation that, more likely than not, a long-lived asset will be sold or otherwise disposed of significantly before the end of its previously estimated useful life. If, upon assessment, the carrying amount of an asset exceeds its estimated fair value, an impairment charge is recognized for the amount by which the carrying amount of the asset exceeds its estimated fair value of the asset

Property and Equipment
Property and equipment are recorded at cost, less accumulated depreciation. Depreciation is calculated using the straight-line method over the useful lives of the assets, which range from one to four years. Expenditures for maintenance and repairs are expensed when incurred and betterments are capitalized. Gains and losses on sale of property and equipment are reflected in operations.

Derivative Financial Instruments
The Company does not use derivative instruments to hedge exposures to cash flow, market or foreign currency risk. Terms of convertible debt and equity instruments are reviewed to determine whether or not they contain embedded derivative instruments that  require separate accounting  from the host contract as derivative liabilities. The fair value of derivative liabilities is revalued at each reporting date, with corresponding changes in fair value recorded in current period operating results.

Freestanding warrants issued by the Company in connection with the issuance or sale of debt and equity instruments are considered to be derivative instruments, and are evaluated to determine whether the fair value of warrants issued is required to be classified as equity or as a derivative liability.

VIKING SYSTEMS, INC.
Notes to Financial Statements
Continued

Revenue Recognition
The Company’s revenues are derived from the sale of surgical visualization technology products to end users, distributors and original equipment manufacturers. Revenue from the sale of products is recognized when evidence of an arrangement exists, the product has been shipped, the selling price is fixed or determinable, collection is reasonably assured and when both title and risk of loss transfer to the customer, provided that no significant obligations remain. If installation is included as part of the contract, revenue is not recognized until installation has occurred, or until any remaining installation obligation is deemed to be perfunctory.

For the sale of products and services as part of a multiple-element arrangement, the Company allocates revenue from multiple-element arrangements to the elements based on the relative fair value of each element. For sales of extended warranties with a separate contract price, Viking defers revenue equal to the separately stated price. Revenue associated with undelivered elements is deferred and recorded when delivery occurs.

For development contracts, the Company recognizes revenue using the percentage-of-completion method based on contract costs incurred to date compared with total estimated contract costs.

Shipping and Handling Costs
Shipping and handling costs are classified as selling and marketing expenses.  For the years ended December 31, 2009 and 2008, shipping and handling expense was $21,819 and $83,053, respectively.

Income Taxes
Viking accounts for income taxes using the asset and liability method. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recognized against deferred tax assets when it is more likely than not that the assets will not be realized.

Use of Estimates in the Preparation of Financial Statements
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Loss Per Common and Common Equivalent Share
The computation of basic and diluted loss per common share is computed using the weighted average number of common shares outstanding during the year.

Due to the net losses for the year ended December 31, 2009 and 2008, potentially dilutive securities have been excluded in the calculation of diluted loss per share because their inclusion would be anti-dilutive. Accordingly, basic and diluted loss per share are the same for each respective year.

The following potentially dilutive common shares were excluded from the calculation of diluted net loss per common share because their effect was anti-dilutive for the periods presented:

	Year Ended December 31,
	2009	2008

Warrants	24,406,171	27,985,020
Stock Options	7,125,420	6,354,440
Total	31,531,591	34,339,460

VIKING SYSTEMS, INC.
Notes to Financial Statements
Continued

Stock-Based Compensation
The Company uses the Black-Scholes option valuation model to estimate the fair value of its stock options at the date of grant. The Black-Scholes option valuation model requires the input of subjective assumptions to calculate the value of stock options. The Company uses historical data among other information to estimate the expected price volatility, the expected annual dividend, the expected option life and the expected forfeiture rate. The grant date estimated fair value is recognized over the period during which an employee is required to provide service in exchange for the award, which is generally the option vesting period.

Reclassifications
Certain reclassifications have been made to prior years’ financial statements to conform to the current year presentation. These reclassifications had no effect on previously reported results of operations or accumulated deficit.

4.	Inventories

Inventories consist of the following at December 31:

	2009	2008
Inventories:
Parts and supplies	$970,662	$1,208,720
Work-in-progress	325,136	426,779
Finished goods	692,068	945,816
Valuation reserve	(450,015)	(476,551)

	$1,537,851	$2,104,764

5.	Property and Equipment

Property and equipment consists of the following at December 31:

	2009	2008

Equipment	$831,215	$947,451
Furniture and fixtures	133,026	133,026
	964,241	1,080,477
Less accumulated depreciation	(933,140)	(856,868)

	$31,101	$223,609

Depreciation expense was $187,834 and $415,959 for the years ended December 31, 2009 and 2008, respectively.  During 2008, the Company disposed of certain fixed assets with a cost of approximately $122,000 with accumulated depreciation of $111,000, resulting in a loss of approximately $11,000.  During 2009 and 2008 demonstration equipment with a net book value of $15,685 and $15,020, respectively, was reclassified from property and equipment to inventory and subsequently sold.

6.	Intangible Assets

Intangible assets consist of the following at December 31:

	2009	2008

Patents and other assets	$350,000	$350,000
Less accumulated amortization	(210,000)	(140,000)

	$140,000	$210,000

In November 2006, as part of a Technology Transfer and Settlement Agreement, the Company paid $350,000 for the ownership of intellectual property including fourteen patents and non-exclusive license rights to four U.S. patents and four international patents.

VIKING SYSTEMS, INC.
Notes to Financial Statements
Continued

These assets are being amortized over five years using the straight line method.  Amortization expense amounted to $70,000 for both 2009 and 2008.  The estimated amortization expense for the future years is $70,000 for 2010 and 2011.

During 2009, the Company licensed one of its patents to a third party through December 2009.  The license is for use outside the medical products field.  The third party had previously licensed this patent through December 2006.  The license fee of $125,000 is included in other income for the year ended December 31, 2009.

On August 5, 2008, the Company licensed its patent portfolio to Intuitive Surgical, Inc. pursuant to an exclusive license agreement (the “License Agreement”).  The License Agreement provides Intuitive Surgical with perpetual, exclusive rights to use all of the Company’s then held patents in the medical robotics field, as defined in the License Agreement.  The Company maintained the right to sell non-stereoscopic products and our current stereoscopic products that utilize the licensed patents in the medical robotics field.  The Company received $1 million for the license. The license fee was recorded in other income and expense for the year ended December 31, 2008.

7.	Accrued expenses

Accrued expenses consist of the following at December 31:

	2009	2008
Employee and director compensation	$421,247	$433,371
Registration delay fees	161,574	161,574
Professional and consulting fees	87,427	88,918
Other accrued expenses	99,888	110,356
	$770,136	$794,219

8.	Deferred Revenue

As of December 31, 2009 and 2008, Viking had deferred revenue of $359,027 and $51,254, respectively, which consisted of sales for which all elements of the agreements were not completed and for service plan agreements that are deferred until the service period has occurred.

9.	Income Taxes

The components of the 2009 and 2008 provision for federal and state income tax benefit (expense) are summarized below:

	2009	2008
Current
Federal	$-	$-
State	(2,800)	(2,500)

Deferred
Federal	-	-
State	-	-
	$(2,800)	$(2,500)

VIKING SYSTEMS, INC.
Notes to Financial Statements
Continued

The difference between income taxes at statutory rates and the amount presented in the financial statements is a result of the following:

	2009	2008

Expected income tax benefit at statutory rate	$429,800	$2,300,800
Non-deductible derivatives	-	123,000
Meals and entertainment	(3,000)	(10,000)
Non-deductible elements of loss on Recapitalization	-	(2,913,000)
Minimum state taxes	(1,800)	(1,700)
Non deductible stock options	(216,000)	(268,000)
Return to provision difference	35,000	78,000
Delay fee reversal and non-deductible liquidated damages	-	109,000
Change in valuation allowance (1)	(246,800)	579,400

	$(2,800)	$(2,500)

(1)	The removal of the valuation allowance related to the net operating losses and research and development credits is not included in the change in the valuation allowance.

Deferred income tax benefit reflects the impact of timing differences between amounts of assets and liabilities for financial reporting purposes and amounts as measured by income tax laws. Deferred tax assets are as follows at December 31,

	2009	2008

Basis difference in fixed assets	$131,000	$117,000
Accrued liabilities	112,000	102,000
Stock options	345,000	324,000
Inventory reserve	180,000	191,000
Bad debt reserve	69,000	69,000
Intangible asset basis difference	49,000	32,000
Less valuation allowance	(886,000)	(835,000)
	$-	$-

In July 2006, the FASB issued guidance relating to uncertain tax positions which clarifies the accounting for income taxes by prescribing a minimum probability threshold that a tax position must meet before a financial statement benefit is recognized. The minimum threshold is defined as a tax position that is more likely than not to be sustained upon examination by the   applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. The Company adopted this guidance on income taxes at the beginning of fiscal year 2007.  Upon adoption, the Company had no unrecognized tax benefits, and there were no material changes during the years ended December 31, 2009 and 2008.

As of December 31, 2009 the Company had not yet completed its analysis of the deferred tax assets for its net operating losses of approximately $18 million and research and development credits of approximately $348,000 generated through 2009.   The future utilization of the Company’s net operating loss and research and development credit carryforwards to offset future taxable income may be subject to an annual limitation as a result of ownership changes that may have occurred previously or that could occur in the future.  The Company has not yet determined whether such an ownership change has occurred.  In order to make this determination, the Company will need to complete a Section 382 analysis regarding the limitation of the net operating loss and research and development credits. Until this analysis has been performed the Company has removed the deferred tax assets associated with these carryforwards from its deferred tax asset schedule and has recorded a corresponding decrease to their valuation allowance.

The Company recognizes interest and/or penalties related to uncertain tax positions in income tax expenses. To the extent accrued interest and penalties do not ultimately become payable, amounts accrued will be reduced and reflected as a reduction of the overall income tax provision in the period that such determination is made. There was no interest or penalties related to income tax matters during the years ended December 31, 2009 and 2008.

VIKING SYSTEMS, INC.
Notes to Financial Statements
Continued

The Company reduces its deferred tax assets by a valuation allowance if, based on the weight of available evidence, it is not more likely than not that all or a portion of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary difference become deductible. Management has provided a valuation allowance in the amount of $886,000 as of December 31, 2009 due to the uncertainty of the future realization of the deferred tax asset.

10.	Operating Leases

Viking leases its Westborough, MA facility and certain office equipment under non-cancelable operating lease agreements. Future minimum lease payments on this lease as of December 31, 2009 amount to $184,000 in 2010.  Rent expense was $245,835 for each of the years ended December 31, 2009 and 2008.

11.	Recapitalization

On January 4, 2008, the Company completed execution of a Recapitalization Plan (the “Recapitalization Plan”).  This Recapitalization Plan was developed during the fourth quarter of 2007. In November 2007, Viking received approval, subject to finalization of  certain terms and execution of final documentation, from 100% of the holders of its Series B Variable Dividend Convertible Preferred Stock (the “Preferred Stock”) and Viking’s 8% Secured Convertible Debentures due February 23, 2009 (the “Debentures”), of the Recapitalization Plan.  The Recapitalization Plan called for an additional investment of between $2.5 and $3.0 million in the common stock of Viking  (the “New Investment”) and a redistribution of Viking’s common stock among the current holders of Viking’s common stock, Preferred Stock, Debentures and the investors providing the New Investment.

In consummating the Recapitalization Plan, the redistribution of Viking’s capital was accomplished on January 4, 2008, through the following: (i) a 1:50 “reverse split” of Viking’s common stock, (ii) entry of Viking into a Recapitalization Agreement with the applicable holders, pursuant to which the holders of the Preferred Stock and Debentures exchanged their respective Viking securities (including warrants that were issued in connection with the Preferred Stock and the Debentures) for shares of Viking’s common stock and warrants which may be exercised for common stock; and (iii) entry of Viking into a Securities Purchase Agreement with those parties making the New Investment of $2.6 million pursuant to which they were issued shares of Viking’s common stock and warrants which may be exercised for shares of Viking’s common stock.   As part of the recapitalization, Viking executed the Securities Purchase Agreement and completed a sale of 14,560,037 shares of our common stock for $0.178571 per share or aggregate consideration of $2,600,000.

Following the consummation of the Recapitalization Plan, the equity ownership of the Company was as follows:

POST-RECAPITALIZATION EQUITY (excluding warrants)

Stockholder by type	Ownership of Outstanding Common Stock	Percent Ownership Common Stock

Pre-Recapitalization common stockholders	1,398,704	3.3%
Pre-Recapitalization preferred stockholders	4,197,849	9.9%
Pre-Recapitalization debenture holders	22,400,020	52.6%
New investment ($2.6 million)	14,560,037	34.2%

Total—all holders	42,556,610	100.0%

In connection with the Recapitalization Plan, the total outstanding debentures of $7,976,533 face amount with a carrying value of $2,144,238 at December 31, 2007, plus all related interest and liquidated damages, were exchanged for 22,400,020 shares of common stock.  Additionally, warrants to purchase 443,141 shares of the Company’s common stock issued with the Debentures were exchanged for warrants to purchase 11,200,011 shares of the Company’s common stock.  The warrants have an exercise price of $0.18 and a five year term.

In addition, all of the Company’s outstanding Preferred Stock, 7,789 shares with a carrying value of $8,814,241 at December 31, 2007, plus all related liquidated damages, were exchanged for 4,197,849 shares of the Company’s common stock.  No gain was recorded on the exchange of the Preferred Stock as the book value was reclassified to common stock (par value totaling $4,198) and the remainder of $8,810,043  reclassified to additional paid-in capital.  Additionally, warrants to purchase 666,667 shares of the Company’s common stock issued in connection with Preferred Stock were exchanged for warrants to purchase 2,098,927 shares of the Company’s common stock.  The warrants have an exercise price of $0.18 and a five year term.

VIKING SYSTEMS, INC.
Notes to Financial Statements
Continued

On January 4, 2008, pursuant to a Securities Purchase Agreement, the Company completed a sale of 14,560,037 shares of its common stock for $0.178571 per share or aggregate consideration of $2,600,000, of which the Company received proceeds of $2,600,000. Pursuant to the Securities Purchase Agreement, the Company issued to the investors providing the New Investment warrants to purchase up to 14,560,037 shares of common stock. The warrants have a term of five years and are exercisable for shares of common stock at a price of $0.18 per share.

The purchasers of the common stock pursuant to the Securities Purchase Agreement were three institutional investors and William C. Bopp,   Chairman of the Company’s Board of Directors, who paid $1,750,000 for 9,800,024 shares of common stock and warrants that may be exercised for 9,800,024 shares of common stock.

Loss on Recapitalization
In connection with the January 4, 2008 Recapitalization, the Company recorded a non-cash charge of $2,703,776.  The Company determined the fair value of the common stock issued in exchange for the Debentures based on the $0.18 price for common shares sold as part of the Recapitalization.  The charge comprises the following:

	Year Ended December 31, 2008
Debentures then outstanding	$7,976,533
Less unamortized debt discount	(5,832,295)
Net carrying value at time of recapitalization	2,144,238
Fair value of common stock exchanged for Debentures	4,000,644
Loss on conversion of debentures into common stock		$(1,856,406)
Write-off unamortized debt issue costs		(80,738)

Estimated fair value of warrants issued to Debenture and Preferred Stockholders in excess of estimated fair value of warrants cancelled		(2,039,705)

Accrued obligations extinguished/forgiven in connection with Recapitalization:
Debenture interest	$302,306
Liquidated damages	849,178
Interest on unpaid Preferred Stock dividends	121,589
Total gain from extinguished obligations		1,273,073
Total loss on Recapitalization transaction		$(2,703,776)

12.	Related Party Transactions

During the year ended December 31, 2008, the following related party transactions occurred.

William C. Bopp, Chairman and then CEO and Winder Hughes, then member of the Company’s board of directors, participated in the Recapitalization Plan. Mr. Hughes participation was through an investment fund that he manages, Focus Fund.

Exchange Transaction Summary:	Debentures Exchanged		Common		New
	Face	Carrying	Stock	Warrants	Warrants
Related Party	Amount	Value	Issued	Exchanged	Issued
William C. Bopp, Chairman	$1,400,000	$259,300	3,931,536	3,888,889	1,965,768
Winder Hughes, former Director	$1,000,000	$247,231	2,808,240	2,777,777	1,404,120

New Investment Summary:		Common
	Amount	Stock	Associated
Related Party	Invested	Purchased	Warrants
William C. Bopp, Chairman	$1,750,000	9,800,024	9,800,024
Winder Hughes, former Director	$250,000	1,400,004	1,400,004

VIKING SYSTEMS, INC.
Notes to Financial Statements
Continued

13.	Stock-Based Compensation

Common Stock Options
During the quarter ended March 31, 2008, shareholders approved  the Viking Systems, Inc. 2008 Equity Incentive Plan (the “2008 Equity Plan”), and the Viking Systems, Inc. 2008 Non-Employee Directors’ Stock Option Plan (the “Directors’ Plan,”). Additionally, in December 2009, the board of directors approved an amendment to the 2008 Equity plan to increase the number of shares available under such plan by 2,800,000 shares.  The maximum number of shares that may be issued pursuant to the 2008 Equity Plan is 9,520,000 shares plus such number of shares that are issuable pursuant to awards outstanding under the 2004 Plan as of the effective date and which would have otherwise reverted to the share reserve of the 2004 Plan. We have reserved a total of 1,500,000 shares of our common stock for issuance under the Directors’ Plan.  During the year ended December 31, 2009, 2,800,000 options were granted under the 2008 Equity Plan and 150,000 options were granted under the Directors’ Plan.  During the year ended December 31, 2008, 6,715,000 stock options were granted under the 2008 Equity Plan and 150,000 stock options were granted under the Directors’ Plan.  At December 31, 2009, 2,685,000 shares remain available for grant under the 2008 Equity Plan.

The Company measures the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost is recognized over the period during which an employee is required to provide service in exchange for the award - the requisite service period. The Company determines the grant-date fair value of employee share options using the Black-Scholes option-pricing model.

During the year ended December 31, 2009 and 2008, the Company recorded $592,350 and $1,086,390 respectively, in non-cash stock-based compensation expense. As of December 31, 2009, there was approximately $558,408 in total unrecognized compensation costs related to unvested options, which is expected to be recognized over a weighted average period of approximately 3.71 years.

During the year ended December 31, 2009, 2,950,000 stock options were granted with a weighted average exercise price of $0.011 per share based on the quoted market price on the day of grant. The valuation of stock options granted during the year ended December 31, 2009 as determined using the Black-Scholes valuation model was approximately $26,000. The fair value of stock options granted during the year ended December 31, 2009 was estimated using the Black-Scholes model with the following assumptions: volatility ranging from 135%-191%, life of 5-7 years, risk-free interest rate of 3.3%, and expected dividend yield of 0%. The fair value of stock options granted during the year ended December 31, 2008 was $1,781,596 as estimated using the Black-Scholes model with the following assumptions: volatility of 133%, life of 5-7 years, risk-free interest rate of 3.33%, and expected dividend yield of 0%. Volatility is based on the historical volatility of the Company's common stock. The life of employee stock options is based on the average of the vesting period and contractual life. The risk free interest rate is based on U.S. Treasury constant maturity rate for the expected life of the stock option.

During the year ended December 2009, William Bopp, Chairman and then CEO surrendered all 2,100,000 of his outstanding stock options.  In connection with the surrender of these stock options the Company recognized the remaining non-cash stock option compensation of $169,495 related to these stock options. During the year ended 2008 under the 2004 Plan, six employees surrendered 79,000 previously issued stock options and 596,400 options previously granted were forfeited.  In connection with the surrender of stock options during the first quarter of 2008, the Company recognized the remaining non-cash stock option compensation of $410,258 related to these stock options.

A summary of stock option activity for the two years ended December 31, 2009  is as follows:

	Shares	Weighted Average Exercise Price	Aggregate Intrinsic Value	Weighted Average Remaining Contractual Life
Options outstanding December 31, 2007	154,840	$18.50	$-	7.63
Granted	6,875,000	0.33
Cancelled and expired	(596,400)	0.52
Surrendered	(79,000)	13.18
Options outstanding December 31, 2008	6,354,440	0.58	-	9.11
Granted	2,950,000	0.011
Cancelled and expired	(79,020)	0.16
Surrendered	(2,100,000)	0.33
Options outstanding December 31, 2009	7,125,420	$0.41	$-	8.75
Options exercisable December 31, 2009	2,482,136	$0.94	$-	8.04

VIKING SYSTEMS, INC.
Notes to Financial Statements
Continued

A summary of non-vested stock option activity for the year ended December 31, 2009 is as follows:

	Shares	Weighted Average Grant Date Fair Value

Non-vested options beginning January 1, 2009	5,511,600	$0.34
Granted	2,950,000	0.011
Vested	(3,087,066)	0.34
Exercised	-	-
Forfeited and surrendered	(731,250)	0.33
Non-vested options at December 31, 2009	4,643,284	$0.14

Those options exercisable at December 31, 2009 range in price from $0.26 to $30.00.  The weighted average grant date fair value for options granted for during 2009 and 2008 amounted to $0.011 and $0.33, respectively.

14.	Stock Warrants and Derivative Liability

The following table summarizes warrants to purchase common stock outstanding for the two years ended December 31, 2009:

	Shares	Range of Exercise Price	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life
Warrants outstanding December 31, 2007	1,299,252	$6.00-37.50	$8.21	5.12

Expired	(62,500)	$0.35	$0.35
Cancelled in Recapitalization	(1,109,808)	$6.00	$6.00
Exchanged/issued for cancelled warrants	13,298,938	$0.18	$0.18
Issued in connection with Recapitalization sale of common stock	14,560,037	$0.18	$0.18
Outstanding December 31, 2008	27,985,919			4.0

Expired	(71,389)	0.35
Exercised (A)	(3,508,360)	0.18
Outstanding December 31, 2009	24,406,170	$0.18-$0.75	$0.18	3.0

(A)
The warrants issued in 2008 allow for cashless exercise based on the volume weighted average market price the day before exercise if the underlying shares are not covered by an effective registration statement.  The Company does not have an effective registration statement covering these shares. During 2009, the Company issued 2,641,655 shares of common stock in connection with the cashless exercise of 3,508,360 warrants.

During the first quarter of 2008, the Company recorded a non-cash gain of $307,061 related to the decrease in value of the Company’s  instruments classified as derivatives liabilities from January 1, 2008 to January 4, 2008 when all such derivatives were cancelled in connection the Recapitalization Plan.

The accounting classification criteria were assessed in relation to the new warrants issued in connection with the Recapitalization. Management determined that equity classification of the warrants was appropriate. The estimated fair value of the new warrants of $2,039,705, along with the remaining carrying value of the old warrants of $42,044 were recorded as an increase to additional paid-in capital.

VIKING SYSTEMS, INC.
Notes to Financial Statements
Continued

15.	Common Stock Issued and Issuable For Services

During 2008, the Company issued a total of 158,500 shares of common stock in settlement of amounts owed for professional services. Total expense recognized was $47,550, with $40,000 accrued and recognized during 2007 and the remaining $7,550 recorded during 2008.

16.	Major Customers Suppliers, Segment and Related Information

During the year ended December 31, 2009, Viking had sales to four customers that accounted for 32%, 21%, 20% and 12%, respectively, of total sales. These customers owed the Company $6,000, $259,000, and $124,000 and $0, respectively at December 31, 2009. During the year ended December 31, 2008, Viking had sales to three customers that accounted for 30%, 19% and 11%, respectively, of total sales. These customers owed the Company $134,000, $286,000, and $175,000 at December 31, 2008.

Suppliers

The Company utilizes components and sub-assemblies produced by outside suppliers, some of which are sourced from a single supplier.  We maintain a good relationship with our sole source suppliers and it has been their policy to notify us well in advance of the end of life of a particular component so that we are able to make the necessary final orders and/or design modifications to support the replacement technology.  However, if shortages of critical components occur, or quality problems arise, then production schedules could be significantly delayed or costs significantly increased, which could in turn have a material adverse effect on the Company’s financial condition, results of operation and cash flows.

Segment and Related Information

The Company presents its business as one reportable segment due to the similarity in nature of products sold and customer markets. The Company’s chief operating decision making officer reviews financial information on our visualization products on a consolidated basis. The Company is the business of designing manufacturing and selling visualization systems for the medical market for use in minimally invasive surgical procedures. Substantially all of the Company’s revenues are derived from sales of  visualization systems and related services.

The following table summarizes revenues by geographic region. Revenues are attributed to countries based on customer location.

Years Ended December 31,	2009	2008
Revenues
United States	$3,280,585	$3,034,432
Other	3,938,409	3,392,564
Total Revenues	$7,218,994	$6,426,996

17.	Commitments and Contingencies

In the normal course of business, the Company is party to a variety of agreements pursuant to which it may be obligated to indemnify the other party. It is not possible to predict the maximum potential amount of future payments under these types of agreements due to the conditional nature of the Company’s obligations and the unique facts and circumstances involved in each particular agreement. Historically, payments made by the Company under these types of agreements have not had a material effect on its business, results of operations or financial condition.

In conjunction with the conversion of $4,750,000 of convertible notes into common stock in 2006, Viking agreed to file a registration statement covering the shares of common stock issued upon such conversion and covering the warrants originally issued with those notes. Such shares and warrants were not registered. Effective June 2006, Viking offered to pay to note holders, who elect to receive it, a registration delay fee of one percent per month of their initial principal balance. At December 31, 2007, the Company had accrued $434,214 related to this matter. Effective February 15, 2008, the Securities and Exchange Commission made revisions to its rules regarding the trading of restricted securities. Additionally, certain holders of the convertible notes did not respond to the Company’s 2006 proposal to pay a delay fee related to this proposed filing.  The Company has reversed amounts accrued related to parties that did not respond to the 2006 proposal and ceased accruing further delay fees effective February 15, 2008.  At December 31, 2009 and 2008, the Company has accrued $161,574 related to this matter.

VIKING SYSTEMS, INC.
Notes to Financial Statements
Continued

Viking has also entered into a royalty agreement with a medical device company. The royalty agreement requires payments of 4% of sales that use their intellectual property. As of December 31, 2009 and 2008, Viking had accrued royalties related to this agreement of approximately $36,000 and $26,000, respectively. During 2009 and 2008, Viking did not pay any royalties under this agreement.

18.	Recent Accounting Pronouncements

Adopted Accounting Pronouncements

As of September 2009, the Company adopted Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC” or the “Codification”) 105-10 (formerly FASB Statement No. 168 “FASB Accounting Standards Codification  and the Hierarchy of Generally Accepted Accounting Principles). This standard establishes only two levels of U.S. generally accepted accounting principles (“GAAP”), authoritative and nonauthoritative. The Codification  became the single source of authoritative, nongovernmental GAAP, except for rules and interpretive releases of the SEC, which are sources of authoritative GAAP for SEC registrants. All other non-grandfathered, non-SEC accounting literature not included in the Codification became nonauthoritative. ASC 105-10 does not change previously issued GAAP, but reorganizes GAAP into Topics.  In circumstances where previous standards require a revision, the FASB will issue an Accounting Standards Update (“ASU”) on the Topic.  Our adoption of ASC 105-10 did not have any impact on the Company’s financial statements.

In June 2008, the FASB ratified the consensus reached on the Emerging Issues Task Force (“EITF”) abstract titled “Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock”. As codified in ASC 815-40, “Derivatives and Hedging-Contracts in Entity’s Own Equity” this guidance provides a new two-step model to be applied in determining whether a financial instrument or an embedded feature is indexed to an issuer’s own stock and thus able to qualify for the scope exception under ASC 815-10-15-2. The adoption of this guidance effective January 1, 2009 did not have a material impact on the Company’s financial statements.

In February 2008, the FASB issued updated guidance as codified in ASC 820-10, “Fair Value Measurements and Disclosures”,  that delayed the effective date of fair value measurements accounting for all non-financial assets and non-financial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually), until the beginning of the first quarter of fiscal 2009. These include goodwill and other non-amortizable intangible assets. The adoption of this guidance effective January 1, 2009, did not have any impact on the Company’s financial statements.

In April 2008, the FASB issued updated guidance regarding the determination of the useful life of intangible assets. As codified in ASC 350-30-35, “Intangibles-Goodwill and Other”,  this guidance amends the factors considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under intangibles accounting. It also requires expanded disclosure related to the determination of intangible asset useful lives.  The adoption of this guidance effective January 1, 2009 did not have any impact on the Company’s financial statements.

In April 2009, the FASB issued updated guidance, as codified in ASC 820-10-65, “Fair Value Measurements and Disclosures” , for estimating fair value when the volume and level of activity for the asset or liability have significantly decreased in accordance with fair value accounting.  This guidance also includes identifying circumstances that indicate a transaction is not orderly, and emphasizes that even if there has been a significant decrease in the volume and level of activity for the asset or liability and regardless of the valuation technique(s) used, the objective of a fair value measurement remains the same. The adoption of this guidance during the quarter ended June 30, 2009 did not have a material effect on the Company’s financial statements.

In April 2009, the FASB issued updated guidance, as also codified in ASC 825-10-65, “Fair Value Measurements and Disclosures” which requires increased disclosures about fair value of financial instruments for interim reporting periods of publicly traded companies as well as in annual financial statements. The adoption of this guidance during the quarter ended June 30, 2009 did not have a material effect on the Company’s financial statements.

In May 2009, the FASB issued updated guidance, codified as ASC 855-10, “Subsequent Events”,  that establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. This guidance modifies the names of the two types of subsequent events either as recognized subsequent events (previously referred to in practice as Type I subsequent events) or non-recognized subsequent events (previously referred to in practice as Type II subsequent events). In addition, this guidance requires the disclosure of the date through which subsequent events have been evaluated. The adoption of this guidance during the quarter ended June 30, 2009 did not have any impact on the Company’s financial statements.

VIKING SYSTEMS, INC.
Notes to Financial Statements
Continued

New Accounting Pronouncements

In September 2009, the FASB issued ASU. 2009-13, “Multiple-Deliverable Revenue Arrangements—a consensus of the FASB Emerging Issues Task Force” (“ASU 2009-13”). ASU 2009-13 updates the existing multiple-element revenue arrangements guidance currently included under ASC 605-25 and primarily provides two significant changes: 1) eliminates the need for objective and reliable evidence of the fair value for the undelivered element in order for a delivered item to be treated as a separate unit of accounting, and 2) eliminates the residual method to allocate the arrangement consideration. In addition, this guidance expands the disclosure requirements for revenue recognition. ASU 2009-13 will be effective for the first annual reporting period beginning on or after June 15, 2010, with early adoption permitted provided that the revised guidance is retroactively applied to the beginning of the year of adoption. The Company is currently assessing the future impact of this new accounting update to its financial statements.

19.	Subsequent Event

On January 7, 2010, the Company, entered into the Investment Agreement with Dutchess Opportunity Fund II, LP.  Pursuant to the Investment Agreement, Dutchess committed to purchase up to $5,000,000 of the Company’s common stock over thirty-six months.

The Company may draw on the facility from time to time, as and when it determines appropriate in accordance with the terms and conditions of the Investment Agreement.  The purchase price shall be set at 96% of the volume weighted average  price (VWAP) of the Company’s common stock during the 5 consecutive trading day period beginning on the trading day immediately following the date of delivery of the applicable put notice.  The amount that the Company is entitled to Put in any one notice shall be equal to either 1) 200% of the average daily volume of the common stock for the 3 trading days prior to the applicable Put Notice Date, multiplied by the average of the 3 daily closing prices immediately preceding the Put Date or 2) $100,000.   Dutchess will not be obligated to purchase shares if their total number of shares beneficially held at that time would exceed 4.99% of the number of shares of the Company’s common stock as determined in accordance with Rule 13d-1 of the Securities Exchange Act of 1934, as amended.  In addition, the Company is not permitted to draw on the facility unless there is an effective registration statement to cover the resale of the shares.

Pursuant to the terms of a Registration Rights Agreement dated January 7, 2010 between the Company and the Dutchess, the Company is obligated to file a registration statement with the SEC to register the resale by the Investor of 15,000,000 shares of the common stock underlying the Investment Agreement on or before 21 calendar days of the date of the Registration Rights Agreement.  The Company filed the required registration statement and it was declared effective on February 12, 2010.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

We have been advised that, in the opinion of the Securities and Exchange Commission, indemnification for liabilities arising under the Securities Act is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities is asserted by one of our directors, officers, or controlling persons in connection with the securities being registered, we will, unless in the opinion of our legal counsel the matter has been settled by controlling precedent, submit the question of whether such indemnification is against public policy to a court of appropriate jurisdiction. We will then be governed by the court’s decision.